Filed pursuant to Rule 424(b)(3)
Registration No. 333-255343

Dear Former Shareholder of Bluegreen Vacations Corporation,

As you may be aware, on May 5, 2021, Bluegreen Vacations Holding Corporation (“BVH”) acquired all of the shares of common stock of Bluegreen Vacations Corporation (“Bluegreen”) not previously owned by BVH pursuant to a statutory “short-form” merger (the “Merger”) effected in accordance with Section 607.1104 of the Florida Business Corporation Act (the “FBCA”). In the Merger, BXG Acquisition Sub Corporation (“Merger Sub”), an indirect wholly owned subsidiary of BVH, merged with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming an indirect wholly owned subsidiary of BVH. As described in further detail below, BVH owned approximately 93% of Bluegreen’s outstanding common stock prior to the Merger and therefore had the power under Section 607.1104 of the FBCA to effect the Merger without the approval of the Board of Directors or any shareholders of Bluegreen. The Merger became effective at 5:00 p.m., Eastern time, on May 5, 2021 (the “Effective Time”).

In connection with the Merger, each share of Bluegreen’s common stock outstanding at the Effective Time of the Merger was canceled and (other than the shares owned by BVH) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock. Fractional shares of BVH’s Class A Common Stock will not be issued in the Merger, but instead, the aggregate number of shares of BVH’s Class A Common Stock to which each former shareholder of Bluegreen is entitled in connection with the Merger will be rounded up to the next largest whole share. In order to receive the shares of BVH’s Class A Common Stock to which you are entitled in respect of the shares of Bluegreen’s common stock that you held at the Effective Time of the Merger, you must deliver to the Exchange Agent for the Merger the accompanying Letter of Transmittal, properly completed and executed by you, in accordance with the instructions set forth in the Letter of Transmittal.

Prior to the Merger, BVH owned shares representing approximately 93% of Bluegreen’s outstanding common stock, all of which were held indirectly through a wholly owned subsidiary. No consideration will be paid in the Merger in respect of the shares of Bluegreen’s common stock indirectly owned by BVH.

BVH’s Board of Directors approved the Merger on April 2, 2021. Pursuant to Section 607.1104 of the FBCA, because BVH owned more than 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the approval of BVH’s Board of Directors was, by itself, sufficient for approval of the Merger and, accordingly, BVH caused the Merger to be effected on May 5, 2021 without the approval of, or action by, the Board of Directors of Bluegreen or any shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN WAS NOT ASKED TO, AND DID NOT ACT TO, APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN WERE NOT ASKED TO APPROVE OR DISAPPROVE THE MERGER, NOR WERE THEY FURNISHED WITH A PROXY IN CONNECTION WITH THE MERGER.

Prior to the Merger, Bluegreen’s shareholders other than BVH owned shares representing approximately 7% of Bluegreen’s outstanding common stock. Based on the number of shares of Bluegreen’s common stock outstanding at the Effective Time of the Merger (other than shares owned by BVH), Bluegreen’s shareholders are entitled to receive a total of approximately 2,664,000 shares of BVH’s Class A Common Stock in the Merger. As described in further detail in the accompanying prospectus, these shares will represent approximately 15% of the outstanding shares of BVH’s Class A Common Stock, 12% of the total outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 3% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders.

BVH’s Class A Common Stock is listed for trading on the New York Stock Exchange (the “NYSE”) under the ticker symbol “BVH.” Bluegreen’s common stock, which was previously listed for trading on the NYSE under the ticker symbol “BXG,” ceased trading on the NYSE or on any other market or exchange following the close of trading on May 5, 2021 as a result of the completion of the Merger at the close of business on such date. BVH announced its intention to pursue the Merger and the exchange ratio in the Merger of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock prior to the opening of trading on Monday, April 5, 2021. On Thursday, April 1, 2021, the closing price of BVH’s Class A Common Stock on the NYSE was $17.95 per share and the closing price of Bluegreen’s common stock on the NYSE was $10.96 per share. On May 5, 2021, the closing price of BVH’s Class A Common Stock on the NYSE was $18.30 per share and the closing price of Bluegreen’s common stock on the NYSE was $9.32 per share. Under the FBCA, you are not entitled to appraisal rights in connection with the Merger.

The accompanying prospectus provides additional information concerning BVH, Bluegreen and the Merger. As described in the section of the accompanying prospectus entitled “Where You Can Find More Information,” additional information regarding BVH and Bluegreen has also been filed with the Securities and Exchange Commission and is incorporated by reference into the prospectus. You are encouraged to read carefully the entire prospectus, including all of the annexes thereto, as well as the documents incorporated therein by reference. In particular, you should carefully consider the matters discussed in the “Risk Factors” section beginning on page 14 of the accompanying prospectus and in the “Risk Factors” sections of the documents incorporated by reference into the prospectus.

Sincerely,

Alan B. Levan
Chairman, Chief Executive Officer and President

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BVH’s Class A Common Stock which may be issued in connection with the Merger or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The accompanying prospectus is dated May 5, 2021 and is first being mailed or otherwise delivered to the shareholders of Bluegreen as of the Effective Time of the Merger on or about May 10, 2021.

ADDITIONAL INFORMATION

This prospectus incorporates important business, financial and other information about BVH and Bluegreen from other documents that are filed with the Securities and Exchange Commission (the “SEC”) and that are incorporated by reference into, but not included in or delivered with, this prospectus. You may obtain this information without charge through the SEC’s website at www.sec.gov or upon your written request to Bluegreen Vacations Holding Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, Attention: Investor Relations, or by calling (561) 912-8000. In addition, the documents filed by BVH may be accessed free of charge on BVH’s website at www.bvhcorp.com, and the documents filed by Bluegreen may be accessed free of charge on Bluegreen’s website at www.bluegreenvacations.com.

The contents of the websites of the SEC, BVH, Bluegreen and any other entity are not incorporated into, or otherwise made a part of, this prospectus. The information about how you can obtain certain documents that are incorporated by reference into this prospectus at these websites is being provided only for your convenience.

For more information, please see the section entitled “Where You Can Find More Information” beginning on page 52.

ABOUT THIS DOCUMENT

This document, which forms part of a Registration Statement on Form S-4 filed with the SEC by BVH, constitutes a prospectus of BVH under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Class A Common Stock of BVH issuable to former shareholders of Bluegreen in connection with the Merger. This document also constitutes the notice of merger delivered to the former shareholders of Bluegreen pursuant to Section 607.1104 of the FBCA.

You should rely only on the information contained in, or incorporated by reference into, this prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This prospectus is dated as of May 5, 2021, and you should not assume that the information contained in this prospectus is accurate as of any date other than that date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this prospectus nor the issuance of shares of BVH’s Class A Common Stock in connection with the Merger will create any implication to the contrary.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance shareholders are referred to the copy of the contract or other document included as an annex to this prospectus or filed as an exhibit to the Registration Statement on Form S-4 of which this prospectus forms a part or to a document incorporated by reference into this prospectus. Each such statement is qualified in all respects by such reference and the copy of the contract or other document to which shareholders are referred.

SUMMARY

This summary provides an overview of the statutory “short-form” merger (the “Merger”) effected on May 5, 2021 in accordance with Section 607.1104 of the Florida Business Corporation Act (the “FBCA”) pursuant to which Bluegreen Vacations Holding Corporation (“BVH”) acquired all of the shares of common stock of Bluegreen Vacations Corporation (“Bluegreen”) not previously owned by BVH. As described in further detail below, in the Merger, BXG Acquisition Sub Corporation, an indirect wholly owned subsidiary of BVH (“Merger Sub”), merged with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming an indirect wholly owned subsidiary of BVH.

This summary highlights selected information included in this prospectus concerning BVH, Bluegreen and the Merger. This summary may not contain all of the information that is important to you and, accordingly, you should carefully read this prospectus, including the annexes to this prospectus. Additional information regarding BVH and Bluegreen is also contained in documents incorporated by reference into this prospectus. For a description of, and instructions as to how to obtain, the documents incorporated by reference into this prospectus, see “Where You Can Find More Information.” Certain items in this summary include a page reference directing you to a more complete description of that item.

The Companies

BVH (page 20)

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

BVH is a Florida corporation and Florida-based holding company whose sole investment is its ownership interest in Bluegreen. As described in further detail below, prior to completion of the Merger on May 5, 2021, BVH, indirectly through a wholly owned subsidiary, owned approximately 93% of Bluegreen’s outstanding common stock. As a result of the Merger, BVH now, indirectly through its wholly owned subsidiary, owns 100% of Bluegreen.

On September 30, 2020, BVH completed the spin-off of its wholly owned subsidiary at the time, BBX Capital, Inc. (“BBXI”). In connection with the spin-off, BBXI became a separate publicly-traded company which holds all of the business and investments previously held by BVH (other than BVH’s investment in Bluegreen). As a result, BVH is now a pure-play Bluegreen holding company. In connection with the spin-off, BVH issued a $75.0 million note payable to BBXI, and BVH changed its name from BBX Capital Corporation to Bluegreen Vacations Holding Corporation.

Merger Sub was an indirect wholly owned subsidiary of BVH. Merger Sub was a Florida corporation formed in contemplation of the Merger solely for the purpose of effecting the Merger. In the Merger, Merger Sub was merged with and into Bluegreen. Bluegreen was the surviving corporation of the Merger and, accordingly, the corporate existence of Merger Sub ceased upon completion of the Merger.

Bluegreen (page 21)

Bluegreen Vacations Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

Bluegreen, a Florida corporation, is a leading vacation ownership company that markets and sells vacation ownership interests (“VOIs”) and manages resorts in popular leisure and urban destinations. In addition to sales of its VOIs, Bluegreen earns fees for providing sales and marketing services to third party developers, as well as for providing management services to the Bluegreen Vacation Club and homeowners’ associations (“HOAs”), mortgage servicing, VOI title services, reservation services, and construction design and development services. In addition, Bluegreen provides financing to qualified VOI purchasers, which has historically generated significant interest income. As a result of the completion of the Merger on May 5, 2021, Bluegreen is now owned 100% by BVH.

The Merger (page 22)

On May 5, 2021, BVH acquired all of the shares of Bluegreen’s common stock not previously owned by BVH pursuant to a statutory “short-form” merger effected in accordance with Section 607.1104 of the Florida Business Corporation Act (the “FBCA”). In the Merger, Merger Sub merged with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming an indirect wholly owned subsidiary of BVH. The Merger became effective at 5:00 p.m., Eastern time, on May 5, 2021 (the “Effective Time”).

BVH’s Board of Directors approved the Merger on April 2, 2021 and caused the Merger to be effected on May 5, 2021. As described in further detail below, because BVH owned more than the required 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the approval of BVH’s Board of Directors was, by itself, sufficient for approval of the Merger under Section 607.1104 of the FBCA. The Board of Directors of BVH considered many factors in approving the Merger, including the simplification of the structure of the consolidated company, the benefits associated with a potential increase in trading volume, and the visibility and following in the markets of one rather than two companies reporting the same results.

The terms of the Merger are set forth in the plan of merger (the “Plan of Merger”) which is attached to this prospectus as Annex A and is incorporated herein by reference. You should read the Plan of Merger carefully, as it is the legal document that governs the Merger.

Notwithstanding that the Merger has already been completed, for purposes of convenience in reading this prospectus, references in this prospectus to “Bluegreen’s shareholders” or “the shareholders of Bluegreen” (and similar references) shall, unless stated to the contrary or the context otherwise requires, refer to the shareholders of Bluegreen other than BVH at the Effective Time of the Merger.

The Merger Consideration (page 24)

In connection with the Merger, each share of Bluegreen’s common stock outstanding at the Effective Time of the Merger was canceled and (other than the shares owned by BVH) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock. Fractional shares of BVH’s Class A Common Stock will not be issued in the Merger, but instead, the aggregate number of shares of BVH’s Class A Common Stock to which each shareholder of Bluegreen is entitled in connection with the Merger will be rounded up to the next largest whole share. In order to receive the shares of BVH’s Class A Common Stock to which they are entitled in respect of the shares of Bluegreen’s common stock held at the Effective Time of the Merger, Bluegreen’s shareholders must deliver to American Stock Transfer & Trust Company, LLC, the Exchange Agent for the Merger (the “Exchange Agent”), the accompanying Letter of Transmittal, properly completed and executed, in accordance with the instructions set forth in the Letter of Transmittal.

BVH’s Class A Common Stock is listed for trading on the New York Stock Exchange (the “NYSE”) under the ticker symbol “BVH.” Bluegreen’s common stock, which was previously listed for trading on the NYSE under the ticker symbol “BXG,” ceased trading on the NYSE or on any other market or exchange following the close of trading on May 5, 2021 as a result of the completion of the Merger at the close of business on such date.

BVH announced its intention to pursue the Merger and the exchange ratio in the Merger of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock (the “Exchange Ratio”) prior to the opening of trading on Monday, April 5, 2021. On Thursday, April 1, 2021, the closing price of BVH’s Class A Common Stock on the NYSE was $17.95 per share and the closing price of Bluegreen’s common stock on the NYSE was $10.96 per share. On May 5, 2021, the closing price of BVH’s Class A Common Stock on the NYSE was $18.30 per share and the closing price of Bluegreen’s common stock on the NYSE was $9.32 per share.

No consideration will be paid in the Merger in respect of the shares of Bluegreen’s common stock owned by BVH.

In connection with the Merger, BVH’s Rights Agreement was amended by BVH’s Board of Directors so that it expired upon consummation of the Merger. Accordingly, the rights previously issued under the Rights Agreement became null and void, and no rights under the Rights Agreement will be attached to, or otherwise accompany, the shares of BVH’s Class A Common Stock issued in connection with the Merger.

Approval of BVH’s Board of Directors (page 25)

BVH’s Board of Directors approved the Merger on April 2, 2021. Pursuant to Section 607.1104 of the FBCA, because BVH owned more than 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the approval of BVH’s Board of Directors was, by itself, sufficient for approval of the Merger and, accordingly, BVH caused the Merger to be effected on May 5, 2021 without the approval of, or action by, the Board of Directors of Bluegreen or any shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN WAS NOT ASKED TO, AND DID NOT ACT TO, APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN WERE NOT ASKED TO APPROVE OR DISAPPROVE THE MERGER, NOR WERE THEY FURNISHED WITH A PROXY IN CONNECTION WITH THE MERGER.

For a discussion of factors considered by BVH’s Board of Directors in connection with its approval of the Merger and its determination of the Exchange Ratio in the Merger, including, without limitation, the analysis prepared by Stifel Nicolaus and Company Incorporated (“Stifel”), which was engaged by BVH for the limited purpose of providing certain analyses for the Board’s consideration in selecting an exchange ratio of BVH’s Class A Common Stock for Bluegreen’s common stock, see “The Merger—Approval of the BVH Board and its Reasons for the Merger” and “The Merger—Summary of the Analysis Provided by Stifel to BVH’s Board of Directors.”

Trading of BVH’s Class A Common Stock (page 32)

BVH’s Class A Common Stock is listed for trading on the NYSE under the ticker symbol “BVH.” The shares issuable to Bluegreen’s shareholders in the Merger have been approved for listing on the NYSE.

Resale of BVH’s Class A Common Stock (page 32)

Except for shares issued in the Merger to persons who may be deemed to be affiliates of BVH under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of BVH’s Class A Common Stock received by Bluegreen’s shareholders in connection with the Merger will not be subject to any restrictions on resale or transfer arising under the Securities Act.

Delisting and Deregistration of Bluegreen’s Common Stock (page 32)

Prior to the Merger, Bluegreen’s common stock was listed for trading on the NYSE under the ticker symbol “BXG.” As a result of the completion of the Merger on May 5, 2021, Bluegreen’s common stock has ceased to be publicly traded, and customary actions are being taken to delist Bluegreen’s common stock from the NYSE and deregister Bluegreen’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Board of Directors and Executive Officers Following the Merger (page 31)

The executive officers of BVH and Bluegreen prior to the Merger currently continue to serve as, and are expected to continue as executive officers of BVH and Bluegreen, respectively, following the Merger. The directors of BVH prior to the Merger continue to serve as directors of BVH following the Merger. In addition, the directors of Bluegreen who were not also directors of BVH prior to the Merger, who are Seth M. Wise, Norman H. Becker, Arnold Sevell, James R. Allmand, III, Mark A. Nerenhausen and Orlando Sharpe, were appointed to BVH’s Board of Directors upon consummation of the Merger. The size of BVH’s Board of Directors was increased from seven directors to thirteen directors in connection with the director appointments.

Ownership of BVH Following the Merger (page 31)

The only class of equity security of Bluegreen outstanding prior to the Merger was Bluegreen’s common stock. As previously described, BVH owned approximately 93% of the outstanding shares of Bluegreen’s common stock and Bluegreen’s other shareholders owned approximately 7% of the outstanding shares of Bluegreen’s common stock. Other than BVH and shares deemed beneficially owned through BVH, Bluegreen’s directors, executive officers and their affiliates did not have any significant holdings of Bluegreen’s common stock, and their collective ownership represented approximately 0.2% of the outstanding shares of Bluegreen’s common stock.

As described in further detail under “Comparison of Shareholder Rights,” BVH has two classes of common stock outstanding, which are its Class A Common Stock and Class B Common Stock. BVH’s Class A Common Stock and Class B Common Stock represent, in the aggregate, 22% and 78%, respectively, of the general voting power of BVH.

Based on the number of shares of Bluegreen’s common stock outstanding at the Effective Time of the Merger (other than shares owned by BVH), Bluegreen’s shareholders are entitled to receive a total of approximately 2,664,000 shares of BVH’s Class A Common Stock in the Merger. These shares will represent approximately 15% of the outstanding shares of BVH’s Class A Common Stock, 12% of the total outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 3% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders.

BVH’s directors, executive officers and their affiliates collectively own shares of BVH’s Class A Common Stock and Class B Common Stock representing approximately 31% of BVH’s outstanding Class A Common Stock, 96% of BVH’s outstanding Class B Common Stock, 41% of the total number of outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 79% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders. Included in these amounts are the shares of BVH’s Class A Common Stock and Class B Common Stock owned directly or indirectly by Alan B. Levan, the Chairman, Chief Executive Officer and President of BVH and Bluegreen, John E. Abdo, the Vice Chairman of BVH and Bluegreen, Jarett S. Levan, the son of Mr. Alan Levan and a director of BVH and Bluegreen, and Seth M. Wise, a director of Bluegreen and BVH (as a result of his appointment to BVH’s Board of Directors in connection with the consummation of the Merger). Together, Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise beneficially own shares of BVH’s Class A Common Stock and Class B Common Stock representing approximately 79% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock.

The collective voting power of Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise in BVH was not substantially impacted by the Merger. Accordingly, Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise had prior to the Merger, and continue to have following the Merger, a controlling interest in BVH with the power to approve the election of BVH’s directors and all other matters submitted to a vote or for the consent of BVH’s shareholders except in limited circumstances where a separate vote of the holders of BVH’s Class A Common Stock would be required under Florida law.

See “Security Ownership of Certain Beneficial Owners and Management” for additional information regarding (i) the beneficial ownership of BVH’s Class A Common Stock and Class B Common Stock by Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan, Mr. Wise and other members of management and significant shareholders of BVH, and (ii) the beneficial ownership of Bluegreen’s common stock prior to the Merger by BVH, Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan, Mr. Wise and other members of Bluegreen’s management.

Interests of Certain Persons in the Merger (page 30)

Shareholders should note that some directors and executive officers of BVH and Bluegreen, including Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (as described above), have interests in the Merger that are different from, or are in addition to, the interests of shareholders generally. Further, certain of such individuals and Board members owned shares of Bluegreen’s common stock prior to the Merger. These shares were converted in the Merger into shares of BVH’s Class A Common Stock on the same basis as the shares held by all of Bluegreen’s other shareholders (other than BVH). See “Security Ownership of Certain Beneficial Owners and Management.”

Comparison of Shareholder Rights (page 41)

As a result of the Merger, Bluegreen’s shareholders will become shareholders of BVH, and their rights will be governed by the Articles of Incorporation and Bylaws of BVH (in each case, as amended) instead of the Articles of Incorporation and Bylaws of Bluegreen as in effect prior to the Effective Time of the Merger. Accordingly, while BVH and Bluegreen are both Florida corporations governed by the FBCA, Bluegreen’s shareholders will have different rights as shareholders of BVH from those they had as shareholders of Bluegreen.

Regulatory Matters (page 32)

To the knowledge of the companies, there were no regulatory approvals or filings required in connection with the Merger other than BVH’s compliance with applicable federal and state securities laws in connection with the issuance of the shares of BVH’s Class A Common Stock in the Merger, including the filing and mailing of this prospectus and the effectiveness of the Registration Statement on Form S-4 of which this prospectus forms a part. The Registration Statement was declared effective on May 5, 2021. In addition, as previously described, the shares issuable to Bluegreen’s shareholders in the Merger have been approved for listing on the NYSE.

Material U.S. Federal Income Tax Consequences of the Merger (page 34)

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). In such case, Bluegreen’s shareholders will generally not recognize any gain or loss for U.S. federal income tax purposes in connection with exchange of their shares of Bluegreen’s common stock for shares of BVH’s Class A Common Stock in the Merger. The tax basis in the shares of BVH’s Class A Common Stock received in the Merger by each Bluegreen shareholder will be equal to such shareholder’s current tax basis in the shares of Bluegreen’s common stock exchanged for the shares of BVH’s Class A Common Stock.

For a more complete description of the U.S. federal income tax consequences of the Merger, see the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences of the Merger.” Tax matters can be complicated, and the tax consequences of the Merger to you will depend on your particular tax situation. You are urged to consult your tax advisor to determine the tax consequences of the Merger to you. In addition, although it is expected that the Merger will qualify as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code, no opinion from counsel or ruling from the Internal Revenue Service (the “IRS”) to that effect was requested or obtained in connection with the Merger. Accordingly, no assurance can be given that the Merger will qualify as a tax-free “reorganization.”

Anticipated Accounting Treatment (page 32)

The Merger will be accounted for by BVH as an acquisition of a non-controlling interest in Bluegreen and no gain or loss is expected to be recognized by BVH in connection with the Merger because BVH controlled Bluegreen prior to the Merger and now owns 100% of Bluegreen as a result of the Merger. Accordingly, there are no adjustments to the carrying values of assets and liabilities of Bluegreen as the Merger represents a common control transaction. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BVH.

No Appraisal or Dissenters’ Rights (page 33)

Under the FBCA, neither the shareholders of BVH nor the shareholders of Bluegreen are entitled to appraisal rights in connection with the Merger.

Risks (page 14)

For a discussion of risks related to the Merger, the business, operations and results of BVH, and ownership of BVH’s Class A Common Stock, you should carefully read the section of this prospectus entitled “Risk Factors” beginning on page 14 as well as the “Risk Factors” sections of the documents incorporated herein by reference.

Market Price, Dividends and Related Shareholder Matters

Market Price

BVH’s Class A Common Stock is listed for trading on the NYSE under the ticker symbol “BVH.” Bluegreen’s common stock, which was previously listed for trading on the NYSE under the ticker symbol “BXG,” ceased trading on the NYSE or on any other market or exchange following the close of trading on May 5, 2021 as a result of the completion of the Merger at the close of business on such date.

BVH announced its intention to pursue the Merger and the exchange ratio in the Merger of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock prior to the opening of trading on April 5, 2021. The Merger was completed and became effective at 5:00 p.m., Eastern time, on May 5, 2021.

The table below sets forth the closing prices for BVH’s Class A Common Stock and Bluegreen’s common stock, in each case, as reported on the NYSE, on April 1, 2021 (the last trading day prior to BVH’s announcement of its intention to pursue the Merger) and May 5, 2021 (the date of completion of the Merger). The table also includes the equivalent value of Bluegreen’s common stock on those dates, based on the closing price of BVH’s Class A Common Stock and the Exchange Ratio in the Merger of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock.

	BVH’s Class A Common Stock	Bluegreen’s Common Stock	Equivalent Value of Bluegreen’s Common Stock
April 1, 2021	$17.95	$10.96	$9.15
May 5, 2021	$18.30	$9.32	$9.33

Because the market price of BVH’s Class A Common Stock is subject to fluctuation, the market value of the shares of BVH’s Class  A Common Stock that Bluegreen’s shareholders receive in the Merger may increase or decrease.

Dividends

While a special dividend was paid on Bluegreen’s common stock in August 2020, no regular dividends have been paid on Bluegreen’s common stock since April 2020.

Bluegreen paid regular quarterly cash dividends on its common stock of $0.17 per share during the first, second, and third quarters of 2019, and $0.13 per share during the fourth quarter of 2019. During January 2020, Bluegreen paid a regular quarterly cash dividend on its common stock of $0.13 per share. During April 2020, Bluegreen suspended its regular quarterly cash dividends in light of the adverse impact of the COVID-19 pandemic and related economic uncertainty. During August 2020, Bluegreen paid a special cash dividend on its common stock of $1.19 per share. BVH utilized its proceeds from this special cash dividend to repay its $80.0 million note to Bluegreen. BVH will rely primarily on cash on hand, cash equivalents and dividends from Bluegreen to fund its operations and satisfy its debt service requirements and other liabilities. However, there is no assurance that Bluegreen will be in a position to pay regular or any other special cash dividends in the future. To the extent that Bluegreen pays dividends in the future, BVH, as the owner of 100% of Bluegreen as a result of the Merger, will be entitled to 100% of such dividends.

BVH paid regular quarterly cash dividends on its Class A Common Stock and Class B Common Stock of $0.0625 per share during each quarter of 2019 and the first quarter of 2020. During April 2020, BVH suspended its regular quarterly cash dividend due to the impacts of the COVID-19 pandemic. Future declaration and payment of cash dividends with respect to BVH’s Class A Common Stock and Class B Common Stock, if any,

will be determined in the discretion of BVH’s Board of Directors in light of the financial condition of BVH, its operating and capital needs, its debt covenants, and other factors deemed relevant by BVH’s Board of Directors. There is no assurance that BVH will be in a position to, or that its Board of Directors will otherwise determine to, pay dividends in the future, including, without limitation, in light of the adverse impact of the COVID-19 pandemic on Bluegreen and its ability to pay dividends, as described above.

Record Holders

As of immediately prior to the Merger on May 5, 2021, there were two record holders of Bluegreen’s common stock, and 181 record holders of BVH’s Class A Common Stock and 73 record holders of BVH’s Class B Common Stock.

Comparative Historical and Unaudited Pro Forma Per Share Data

The following table sets forth (i) historical per share information with respect to BVH’s Class A Common Stock and Bluegreen’s common stock as of, and for the year ended, December 31, 2020, and (ii) unaudited pro forma per share information as of, and for the year ended, December 31, 2020 with respect to BVH’s Class A Common Stock after giving effect to the Merger, including the issuance of 2,664,000 shares of BVH’s Class A Common Stock to Bluegreen’s shareholders in the Merger. The unaudited pro forma per share information for the year ended December 31, 2020 gives effect to the Merger as if the Merger had been completed on January 1, 2020.

The information in the following table has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of BVH and Bluegreen incorporated by reference into this prospectus. See “Where You Can Find More Information.” In addition, the unaudited pro forma per share information has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial information and related notes included elsewhere in this prospectus. The unaudited pro forma per share information is presented for informational purposes only and is not necessarily indicative of what the financial condition or results of operations of BVH actually would have been had the Merger been completed as of the date assumed. In addition, the unaudited pro forma per share information does not purport to project the financial condition or operating results of BVH for any future period.

	Historical Bluegreen	Historical BVH	Pro Forma
Basic and diluted net income (loss) per share from continuing operations for the year ended December 31, 2020	$0.11	$(2.82)	$(2.77)
Cash dividends declared per share for the year ended December 31, 2020	$1.32	$0.00	$0.00
Book value per share as of December 31, 2020	$4.37	$9.73	$9.59

Summary Historical Consolidated Financial Information of BVH

The following table sets forth summary historical consolidated financial data for BVH as of and for the years ended December 31, 2018 through 2020. The summary consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the summary consolidated balance sheets as of December 31, 2020 and 2019 are derived from BVH’s audited consolidated financial statements that are incorporated by reference into this prospectus from BVH’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021. The summary consolidated balance sheet as of December 31, 2018 has been derived from BVH’s audited consolidated financial statements that are not included in, or incorporated by reference into, this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. In addition, it is noted that the summary historical consolidated financial information set forth below includes the results of the businesses and investments that were spun-off to BBXI on September 30, 2020 and, accordingly, are no longer held by BVH. The results of those businesses and investments, while included in the table below, are reported as discontinued operations in BVH’s audited consolidated financial statements.

The following information is only a summary and should be read in conjunction with BVH’s audited consolidated financial statements and related notes contained in, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of, BVH’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	For the Year Ended December 31,
	2020	2019	2018
(dollars in thousands)
Statement of Operations Data:
Total revenues	$519,471	$737,838	$734,302
Total cost and expenses	565,066	729,067	661,930
Other (expense) income, net	(1,179)	(592)	1,414
(Loss) income before income taxes from continuing operations	(46,774)	8,179	73,786
Benefit (provision) for income taxes	2,368	(7,525)	(26,393)
Net (loss) income from continuing operations	(44,406)	654	47,393
Net (loss) income from discontinued operations	(32,759)	31,449	8,400
Net (loss) income	(77,165)	32,103	55,793
Less: Net income attributable to noncontrolling interests	3,364	14,412	20,691
Net (loss) income attributable to shareholders	(80,529)	17,691	35,102

	As of December 31,
	2020	2019	2018
(dollars in thousands)
Balance Sheet Data:
Notes receivable, net	$409,349	$448,568	$438,359
Vacation Ownership Interest (“VOI”) inventory	347,122	346,937	334,149
Total assets	1,250,119	1,793,268	1,705,020
Borrowings	745,896	748,800	796,243
Total Bluegreen Vacations Holding Shareholders’ equity	187,883	549,795	549,620
Noncontrolling interests	74,847	90,275	87,988
Shareholders’ equity	262,730	640,070	637,608

Summary Historical Consolidated Financial Information of Bluegreen

The following table sets forth summary historical consolidated financial data for Bluegreen as of and for the years ended December 31, 2018 through 2020. The summary consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the summary consolidated balance sheets as of December 31, 2020 and 2019 are derived from Bluegreen’s audited consolidated financial statements that are incorporated by reference into this prospectus from Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021. The summary consolidated balance sheet as of December 31, 2018 has been derived from Bluegreen’s audited consolidated financial statements that are not included in, or incorporated by reference into, this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period.

The following information is only a summary and should be read in conjunction with Bluegreen’s audited consolidated financial statements and related notes contained in, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of, Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	For the Year Ended December 31,
	2020	2019	2018
(dollars in thousands)
Statement of Operations Data:
Sales of VOIs	$173,997	$255,375	$254,225
Fee-based sales commission revenue	89,965	207,832	216,422
Other fee-based services revenue	111,823	125,244	118,024
Cost reimbursements	64,305	63,889	62,534
Interest income	81,022	87,902	85,914
Other income, net	—	—	1,201
Total revenue	$521,112	$740,242	$738,320
Net income attributable to shareholder(s)	$8,225	$34,851	$87,962

	As of December 31,
	2020	2019	2018
(dollars in thousands)
Balance Sheet Data:
Notes receivable, net	$409,349	$448,568	$438,359
Inventory	347,122	346,937	334,149
Total assets	1,222,370	1,360,018	1,346,467
Total debt obligations - non recourse	355,833	344,246	382,257
Total debt obligations - recourse	249,818	296,810	281,388
Total shareholders’ equity	368,712	465,659	475,365

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial condition and the results of operations are presented to illustrate the estimated effects of the Merger (“Adjustments” or “Transaction Adjustments”). The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the SEC on May 20, 2020 (“Article 11”). While the Merger was completed on May 5, 2021, the summary unaudited pro forma condensed consolidated statement of financial condition data as of December 31, 2020 gives effect to the Merger as if it was completed on December 31, 2020, and the summary unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2020 gives effect to the Merger as if it was completed on January 1, 2020.

The summary unaudited pro forma condensed consolidated financial information set forth below reflects adjustments based on currently available information and assumptions which management believes are reasonable under the circumstances. The summary unaudited pro forma condensed consolidated financial information set forth below is presented for informational purposes only and is not necessarily indicative of what the financial condition or results of operations of BVH actually would have been had the Merger been completed on the dates assumed, nor does it purport to project the financial condition or operating results of BVH for any future period or as of any future date.

The summary unaudited pro forma condensed consolidated financial data information set forth below has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial information appearing elsewhere in this prospectus and the historical audited consolidated financial statements and related notes of BVH and Bluegreen as of, and for the year ended, December 31, 2020, which have been incorporated by reference into this prospectus.

Accordingly, Transaction Adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented herein. The assumptions and estimates underlying the Adjustments in the unaudited pro forma condensed consolidated financial information are described in the notes to the unaudited pro forma consolidated financial statements set forth in the section of this prospectus entitled “Unaudited Pro Forma Consolidated Financial Statements” and should be read together with the unaudited pro forma condensed consolidated financial information.

(in thousands)	As of, or for the Year Ended, December 31, 2020
Statement of Operations Data:
Total revenues	$519,471
Total cost and expenses	565,066
Other expense, net	(1,179)
Loss before income taxes	(46,774)
Benefit for income taxes	2,368
Net loss from continuing operations	(44,406)
Less: Net income attributable to noncontrolling interests	7,392
Net loss attributable to shareholders from continuing operations	(51,798)

(in thousands)	As of, or for the Year Ended, December 31, 2020
Balance Sheet Data:
Notes receivable, net	$409,349
Inventory	347,122
Total assets	1,250,119
Borrowings	745,896
Total Bluegreen Vacations Holding Shareholders’ equity	210,704
Noncontrolling interests	52,026
Shareholders’ equity	262,730

RISK FACTORS

In addition to the other information contained in, or incorporated by reference into, this prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” shareholders should carefully consider the risks relating to the Merger, the business, operations and results of BVH, including Bluegreen as its wholly owned subsidiary as a result of the Merger, and the ownership of BVH’s Class A Common Stock which are set forth below or incorporated by reference herein from BVH’s and Bluegreen’s respective filings with the SEC, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Risks Related to the Merger

Under Section 607.1104 of the FBCA, the Merger was approved and effected without the approval of Bluegreen’s Board of Directors or any shareholders of Bluegreen other than BVH, and the minority shareholders of Bluegreen were not represented with respect to the Merger by Bluegreen’s Board of Directors (or any committee thereof) or any financial advisor or other representative.

As previously described, because BVH owned more than 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the Merger was effected under Section 607.1104 of the FBCA as a statutory “short-form” merger and the approval of BVH’s Board of Directors was, by itself, sufficient for approval of the Merger. Accordingly, BVH caused the Merger to be effected without the approval of, or action by, the Board of Directors of Bluegreen or any other shareholders of Bluegreen. Consequently, neither the Board of Directors of Bluegreen nor any shareholder of Bluegreen other than BVH was asked to approve, and neither the Board of Directors of Bluegreen nor any shareholder of Bluegreen other than BVH approved, the Merger. In addition, the minority shareholders of Bluegreen were not represented in discussions with respect to the Merger, either by Bluegreen’s Board of Directors generally or any special or independent committee, and no financial advisor or other representative was engaged to act on behalf of the minority shareholders of Bluegreen with respect to the Merger. While there is no assurance that this would have been the case, if the Merger was subject to negotiations between the Boards of Directors of BVH and Bluegreen and/or Bluegreen’s minority shareholders were represented by a committee of Bluegreen’s Board of Directors or a financial advisor or other representative, the terms of the Merger may have been different, including that the Exchange Ratio may have been greater than 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock.

The market price of BVH’s Class A Common Stock will fluctuate and could be volatile.

The market price of BVH’s Class A Common Stock could be volatile and, accordingly, shareholders may not be able to resell their shares of BVH’s Class A Common Stock at or above the price at which they acquired such shares (including, in the case of Bluegreen’s shareholders who receive shares of BVH’s Class A Common Stock in the Merger, at or above the market price of the shares of Bluegreen’s common stock held by them at the Effective Time of the Merger divided by the Exchange Ratio in the Merger) due to fluctuations in the market price of BVH’s Class A Common Stock, including, among others, changes caused by factors unrelated to BVH’s operating performance or prospects. These factors may include, without limitation, the onset or continuation of adverse industry conditions or conditions in the financial markets or general U.S. or international economies, including those relating to the COVID-19 pandemic or any other future public health crises and those resulting from war, incidents of terrorism (and responses to such events), actual or anticipated fluctuations in the operating results or future prospects of BVH and/or Bluegreen, market reaction to public announcements regarding BVH and/or Bluegreen, strategic actions such as acquisitions and dispositions which may be pursued or taken by BVH and/or Bluegreen, the recruitment or loss of key personnel, new laws or regulations or new interpretations of existing laws or regulations applicable to BVH and/or Bluegreen, changes in tax or accounting standards, policies, guidance, interpretations or principles, and sales of shares of BVH’s Class A Common Stock by BVH, members of its management team or significant shareholders. The stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, BVH’s Class A Common Stock, regardless of the actual operating performance of BVH and Bluegreen.

In addition, it is estimated that approximately 2,664,000 shares of BVH’s Class A Common Stock will be issued in connection with the Merger. These shares will represent approximately 15% of the total number of shares of BVH’s Class A Common Stock outstanding following the Merger, including the shares issuable in the Merger. Other than, to BVH’s knowledge, a limited number of shares which will be issued to persons who may be deemed to be affiliates of BVH for purposes of Rule 144 under the Securities Act, the shares issued in connection with the Merger will not be subject to restrictions on resale. The potential resale of the newly issued shares could have the effect of depressing, and substantial sales of the newly issued shares could adversely impact, the market price of BVH’s Class A Common Stock.

Bluegreen’s shareholders have a reduced ownership and voting interest in BVH after the Merger, and different rights as shareholders of BVH as a result of the Merger, than they had with respect to Bluegreen prior to the Merger.

Prior to the Merger, Bluegreen’s shareholders other than BVH held shares representing approximately 7% of Bluegreen’s outstanding common stock. In connection with the Merger, Bluegreen’s shareholders other than BVH are entitled to receive shares representing approximately 15% of the outstanding shares of BVH’s Class A Common Stock, 12% of the total number of outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 3% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders. Similarly, the issuance of shares of BVH’s Class A Common Stock diluted the ownership interest of BVH’s shareholders prior to the Merger and the voting interest of each holder of BVH’s Class A Common Stock prior to the Merger. The issuance of shares of BVH’s Class A Common Stock in the Merger did not impact the voting interest of BVH’s Class B Common Stock, which continue to represent, in the aggregate, 78% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock.

In addition, the rights of former shareholders of Bluegreen will, as shareholders of BVH as a result of the Merger, be governed by BVH’s Amended and Restated Articles of Incorporation and Bylaws, in each case, as amended, and accordingly their rights will be different from those that they had as shareholders of Bluegreen prior to the Merger. See “Comparison of Shareholder Rights” for a comparison of the rights associated with Bluegreen’s common stock and BVH’s Class A Common Stock and Class B Common Stock, including additional information regarding the voting rights of BVH’s Class A Common Stock and Class B Common Stock.

Certain directors and executive officers of BVH and Bluegreen have interests in the Merger that may be different from, or in addition to, the interests of shareholders generally.

In connection with your review of the Merger and the other information contained in this prospectus, you should be aware that certain directors and executive officers of BVH and Bluegreen have interests in the Merger that may be different from, or in addition to, the interests of shareholders, generally. These interests are described in the section of this prospectus entitled “The Merger—Interests of Certain Persons in the Merger” and include, without limitation, (i) the control position of Alan B. Levan, the Chairman, Chief Executive Officer and President of BVH and Bluegreen, John E. Abdo, the Vice Chairman of BVH and Bluegreen, Jarett S. Levan, the son of Mr. Alan Levan and a director of BVH and Bluegreen, and Seth M. Wise, a director of Bluegreen and BVH (as a result of his appointment to BVH’s Board of Directors in connection with the consummation of the Merger), and (ii) additional management overlap between BVH and Bluegreen, including that the directors of Bluegreen who were not also directors of BVH at the Effective Time of the Merger, including Mr. Wise, were appointed to BVH’s Board of Directors in connection with the consummation of the Merger and, as a result, the Boards of Directors of both BVH and Bluegreen are now comprised of all the same members.

The analysis provided by Stifel to BVH’s Board of Directors in connection with the Board’s determination of the Exchange Ratio in the Merger does not constitute a report, opinion or appraisal with respect to the fairness of the Merger and does not reflect changes in circumstances or other events that may have occurred following the date thereof, including between the date of the analysis and the Effective Time of the Merger.

In connection with its determination of the Exchange Ratio in the Merger, BVH’s Board of Directors engaged Stifel for the limited purpose of providing certain analyses to BVH’s Board of Directors with respect to BVH’s Class A Common Stock and Bluegreen’s common stock. Such analysis is described in the section of this prospectus entitled “The Merger - Summary of Analysis Provided by Stifel to BVH’s Board of Directors.” Stifel’s analysis in no way constituted, was described as or was relied upon by BVH’s Board of Directors as a “fairness opinion” or a report, opinion or appraisal with respect to the fairness of the Merger or any aspect thereof, including the Exchange Ratio of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock. Further, the analysis was based on general economic, market, industry, financial and other conditions as they existed on, and on the information made available to Stifel as of, March 30, 2021. The analysis does not reflect any subsequent developments, including those that may have affected the results of the analysis. Stifel was not obligated or asked to, and did not, update, revise or reaffirm its analysis following the date thereof.

In addition, as described above, no financial advisor or other representative was engaged to act on behalf of the minority shareholders of Bluegreen with respect to the Merger, and no report or opinion has been given as to the fairness of the Merger or the Exchange Ratio to Bluegreen’s shareholders, including its minority shareholders.

Shareholders are not entitled to appraisal or dissenters’ rights in connection with the Merger.

Appraisal rights are statutory rights that, if applicable, would enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the “fair value” for their shares as determined in accordance with applicable law. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the FBCA. Because Bluegreen’s common stock was a Covered Security under the Securities Act, and the Merger was a statutory “short-form” merger permitted under Section 607.1104 of the FBCA based on BVH’s ownership of more than 80% of both Bluegreen’s and Merger Sub’s outstanding common stock, Bluegreen’s shareholders do not have any appraisal or dissenters’ rights in connection with the Merger. See the section of this prospectus entitled “No Appraisal or Dissenters’ Rights.”

There are tax risks associated with the Merger.

As described in further detail in the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences of the Merger,” it is intended that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In such case, Bluegreen’s shareholders will generally not recognize any gain or loss upon their receipt of shares of BVH’s Class A Common Stock in exchange for their shares of Bluegreen’s common stock in the Merger. However, neither BVH nor Bluegreen has requested or applied for, or obtained or expects to obtain, an opinion of counsel or an IRS ruling to that effect. Accordingly, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Merger described in this prospectus, or that any such contrary position would not be sustained. In addition, the tax consequences of the Merger to you will depend on your particular facts and circumstances. You should consult your own tax advisor as to the specific tax consequences of the Merger to you in light of your particular circumstances.

Legal proceedings relating to the Merger could result in significant costs, the payment of damages or other adverse effects.

Potential plaintiffs may file lawsuits relating to the Merger. The outcome of litigation is inherently uncertain and an adverse judgment in any such legal proceeding, or any settlement thereof, may require the payment of damages or settlement amounts. In addition, even if a legal proceeding is without merit or is simply threatened, the defense or settlement of the proceeding and other actions taken with respect thereto could divert the attention of management and be time-consuming and expensive. Accordingly, any legal proceedings brought or threatened could have a material adverse effect on the financial condition and results of BVH and/or Bluegreen.

The unaudited pro forma financial information contained in this prospectus is presented for illustrative purposes only.

The unaudited pro forma financial information contained in this prospectus is based on currently available information and assumptions which management believes are reasonable under the circumstances, is presented for informational purposes only, and is not necessarily indicative of what the financial condition or results of operations of BVH actually would have been had the Merger been completed on the dates assumed for purposes of preparing the unaudited pro forma financial information, nor does it purport to project the financial condition or operating results of BVH for any future period or as of any future date.

Risks Related to BVH and Bluegreen

As a result of the Merger, Bluegreen has become a wholly owned subsidiary of BVH and Bluegreen’s shareholders are entitled to receive shares of BVH’s Class A Common Stock and therefore become shareholders of BVH. The business, financial condition, results and prospects of BVH and Bluegreen are subject to a variety of risks described in BVH’s and Bluegreen’s respective filings with the SEC, including those set forth in the “Risk Factors” sections of their respective Annual Reports on Form 10-K for the year ended December 31, 2020, which have been filed with the SEC and are incorporated by reference into this prospectus. The “Risk Factors” section of BVH’s Annual Report on Form 10-K for the year ended December 31, 2020 also describes other risks relating to the ownership of BVH’s Class A Common Stock. See “Where You Can Find More Information” for additional information regarding the incorporation of documents by reference into this prospectus and instructions on how to obtain such documents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that relate to matters other than historical facts and can be identified by words such as “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others. Forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Merger, the future operations, financial position, liquidity, performance, prospects and strategies of BVH and Bluegreen as a wholly owned subsidiary of BVH as a result of the Merger, and economic and industry conditions and trends. Forward-looking statements, wherever they occur in this prospectus or in the documents incorporated by reference into this prospectus, are not promises or guarantees. Rather, they reflect management’s expectations and assumptions about future events and judgments of management based on currently available information, which are subject to a number of risks, uncertainties and changes in circumstances, including many that are difficult to predict and are outside of the control of BVH and Bluegreen. Accordingly, actual results may differ materially from those reflected in or implied by the forward-looking statements.

Risks and uncertainties related to the Merger include, but are not limited to, the risk that BVH may not realize the anticipated benefits of the Merger to the extent anticipated, or at all; the costs, including legal fees and other expenses, incurred by BVH in connection with the Merger; diversion of management attention to the Merger; fluctuations in the market price of BVH’s Class A Common Stock and that the market price of BVH’s Class A Common Stock may be affected by factors different from, or in addition to, those that historically affected the market price of Bluegreen’s common stock; that certain directors and executive officers of BVH have interests in the Merger that may be different from, or in addition to, those of shareholders generally; strategic partners and other third parties may terminate or alter existing relationships with BVH or Bluegreen; the risk of litigation; the tax consequences of the Merger to Bluegreen’s shareholders; and the other risks and uncertainties described in the “Risk Factors – Risks Related to the Merger” section of this prospectus.

In addition to the foregoing, the business, operations and results of BVH, including Bluegreen as a wholly owned subsidiary of BVH as a result of the Merger, and the ownership of BVH’s Class A Common Stock are subject to risks and uncertainties, including, without limitation, those set forth in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of, and elsewhere in, the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2020 and other filings which are incorporated herein by reference. See “Where You Can Find More Information.”

The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty and has adversely impacted the vacation ownership and travel industries and the business and results of BVH and Bluegreen. The extent to which the COVID-19 pandemic continues to impact the vacation ownership and travel industries and the business and results of BVH and Bluegreen, as a wholly owned subsidiary of BVH as a result of the Merger, will depend on numerous factors which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, actions to contain the outbreak or mitigate its impact, including potential further government-mandated shutdown orders, how quickly and to what extent normal economic and operating conditions may resume, and Bluegreen’s ability to successfully navigate the impacts of the pandemic and resume full business operations thereafter.

The risks and uncertainties described or referred to above should not be considered as a complete statement of all potential risks and uncertainties. In addition, shareholders are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made, and it should not be assumed that the statements remain accurate as of any future date. In addition, past performance and perceived trends may not be indicative of future results or trends. Neither BVH nor Bluegreen undertakes any obligation to, and each of them disclaims any obligation or intention to, update any forward-looking statements, including to reflect new information or events or circumstances after the date hereof (or the date on which the forward-looking statement was made) or to reflect the occurrence of unanticipated events, except as may be required by law.

THE MERGER

General

On May 5, 2021, BVH acquired all of the shares of Bluegreen’s common stock not previously owned by BVH pursuant to a statutory “short-form” merger effected in accordance with Section 607.1104 of the FBCA, which is referred to herein as the “Merger.” In the Merger, Merger Sub, an indirect wholly owned subsidiary of BVH, merged with and into Bluegreen, with Bluegreen being the surviving corporation of the Merger and becoming an indirect wholly owned subsidiary of BVH. The Effective Time of the Merger was 5:00 p.m., Eastern time, on May 5, 2021.

In connection with the Merger, each share of Bluegreen’s common stock outstanding at the Effective Time of the Merger was canceled and (other than the shares owned by BVH) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock. Prior to the Merger, BVH owned shares representing approximately 93% of Bluegreen’s outstanding common stock, all of which were held indirectly through a wholly owned subsidiary. No consideration will be paid in the Merger in respect of the shares of Bluegreen’s common stock owned by BVH.

BVH’s Board of Directors approved the Merger on April 2, 2021. Pursuant to Section 607.1104 of the FBCA, because BVH owned in excess of the required 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the approval of BVH’s Board of Directors was, by itself, sufficient for approval of the Merger and, accordingly, BVH caused the Merger to be effected on May 5, 2021 without the approval of, or action by, the Board of Directors of Bluegreen or any shareholders of Bluegreen. CONSEQUENTLY, THE BOARD OF DIRECTORS OF BLUEGREEN WAS NOT ASKED TO, AND DID NOT ACT TO, APPROVE OR DISAPPROVE THE MERGER, AND THE SHAREHOLDERS OF BLUEGREEN WERE NOT ASKED TO APPROVE OR DISAPPROVE THE MERGER, NOR WERE THEY FURNISHED WITH A PROXY IN CONNECTION WITH THE MERGER.

A significant portion of Bluegreen’s public float (i.e., the shares not owned by BVH) was held by one large institutional shareholder, which adversely impacted the liquidity in the market for Bluegreen’s common stock. In addition, BVH believes that, given BVH’s access to the capital markets as a public company and BVH’s and Bluegreen’s cash available from credit facilities and relationships and dealings with financial institutions and other lenders, Bluegreen does not require the potential greater access to capital markets resulting from it being a standalone public company in order to fund its business. In addition, Bluegreen was required to incur significant costs, but, as described above, derived only minimal benefits, from being a standalone public company.

The terms of the Merger are set forth in the Plan of Merger, a copy of which is attached to this prospectus as Annex A and is incorporated herein by reference. You should read the Plan of Merger carefully, as it is the legal document that governs the Merger.

The Companies

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

BVH is a Florida corporation and Florida-based holding company whose sole investment is its ownership interest in Bluegreen. As described in further detail below, prior to completion of the Merger on May 5, 2021, BVH, indirectly through a wholly owned subsidiary, owned approximately 93% of Bluegreen’s outstanding common stock. As a result of the Merger, BVH now owns 100% of Bluegreen.

On September 30, 2020, BVH completed the spin-off of its wholly owned subsidiary at the time, BBX Capital, Inc. (“BBXI”). In connection with the spin-off, BBXI became a separate publicly-traded company which now holds all of the businesses and investments previously held by BVH other than BVH’s investment in Bluegreen, including BBX Capital Real Estate LLC, BBX Sweet Holdings, LLC, and Renin Holdings, LLC. BVH changed its name from BBX Capital Corporation to Bluegreen Vacations Holding Corporation in connection with the spin-off. As a result of the spin-off, BVH is now a pure-play Bluegreen holding company.

In connection with the spin-off, BVH issued a $75.0 million note payable to BBXI. The note accrues interest at a rate of 6% per annum (subject to the terms of the note as described below) and requires payments of interest on a quarterly basis. Pursuant to the note, BVH has the option in its discretion to defer interest payments under the note, with interest on the entire outstanding balance thereafter to accrue at a cumulative, compounded rate of 8% per annum until such time as BVH is current on all accrued payments under the note, including deferred interest. All outstanding amounts under the note will become due and payable on September 30, 2025, or earlier upon certain other events.

Merger Sub was an indirect wholly owned subsidiary of BVH. Merger Sub was a Florida corporation formed in contemplation of the Merger solely for the purpose of effecting the Merger. In the Merger, Merger Sub was merged with and into Bluegreen. Bluegreen was the surviving corporation of the Merger and, accordingly, the corporate existence of Merger Sub ceased upon completion of the Merger.

Additional business, financial and other information about BVH is included in documents incorporated by reference into this prospectus. For a list of the documents that are incorporated by reference into this prospectus and information regarding how you can obtain such documents, see “Where You Can Find More Information.”

Bluegreen Vacations Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

Bluegreen, a Florida corporation, is a leading vacation ownership company that markets and sells VOIs and manages resorts in popular leisure and urban destinations. Bluegreen’s resort network includes 45 Club Resorts (resorts in which owners in the Bluegreen Vacation Club (“Vacation Club”) have the right to use most of the units in connection with their VOI ownership) and 23 Club Associate Resorts (resorts in which owners in the Vacation Club have the right to use a limited number of units in connection with their VOI ownership). Bluegreen’s Club Resorts and Club Associate Resorts are primarily located in high-volume, “drive-to” vacation locations, including Orlando, Las Vegas, Myrtle Beach, Charleston and New Orleans, among others. Through its points-based system, the approximately 218,000 owners in the Vacation Club have the flexibility, subject to availability, to stay at our resorts and have access to nearly 11,300 other hotels and resorts through partnerships and exchange networks. The resorts in which Bluegreen markets, sells or manages VOIs were either developed or acquired by Bluegreen, or were developed and are owned by third parties. Bluegreen earns fees for providing sales and marketing services to third party developers, as well as for providing management services to the Vacation Club and HOAs, mortgage servicing, VOI title services, reservation services, and construction design and development services. In addition, Bluegreen provides financing to qualified VOI purchasers, which has historically generated significant interest income.

As a result of the completion of the Merger on May 5, 2021, Bluegreen is now owned 100% by BVH.

Additional business, financial and other information about Bluegreen is included in documents incorporated by reference into this prospectus. For a list of the documents that are incorporated by reference into this prospectus and instructions regarding how you can obtain such documents, see “Where You Can Find More Information.”

Background of the Merger

BVH has held a significant investment in Bluegreen since April 2002, including the period from 2013 through 2017 during which Bluegreen was a wholly owned subsidiary of BVH. Prior to the Merger, BVH owned shares representing approximately 93% of Bluegreen’s outstanding common stock, all of which are held indirectly through a wholly owned subsidiary.

During 2017, BVH made a decision to pursue an initial public offering of Bluegreen’s common stock in an effort to take advantage of, among other things, an increase in visibility in the financial and trading markets and greater access to the capital markets expected as a result of Bluegreen becoming a standalone public company. The initial public offering of Bluegreen’s common stock was consummated during November 2017. Bluegreen sold 3,736,723 shares of its common stock in the initial public offering at the public offering price of  $14.00 per share, less underwriting discounts and commissions, for total net proceeds to Bluegreen of approximately $47.3 million. In addition, BVH’s wholly owned subsidiary, as selling shareholder, sold 3,736,722 shares of Bluegreen’s common stock in the initial public offering, including 974,797 shares sold on December 5, 2017 pursuant to the underwriters’ exercise of their option to purchase additional shares, at the public offering price of  $14.00 per share, less underwriting discounts and commissions, for total net proceeds to BVH’s wholly owned subsidiary of approximately $48.7 million.

BVH does not believe that the benefits anticipated from taking Bluegreen public have been fully realized. Among other things, a significant portion of Bluegreen’s public float (i.e., the shares not owned by BVH) was held by one large institutional shareholder, which adversely impacted the liquidity in the market for Bluegreen’s common stock. In addition, BVH believes that, given BVH’s access to the capital markets as a public company and BVH’s and Bluegreen’s cash available from credit facilities and relationships and dealings with financial institutions and other lenders, Bluegreen does not require the potential greater access to capital markets resulting from it being a standalone public company in order to fund its business. In addition, Bluegreen was required to incur significant costs, but, as described above, derived only minimal benefits, from being a standalone public company.

In 2019, BVH made a decision to pursue a statutory “short-form” merger (the “2019 Transaction”) pursuant to which BVH, indirectly through a wholly owned subsidiary, would have acquired all of the outstanding shares of Bluegreen’s common stock not owned by it for cash. During May 2019, BVH’s Board of Directors determined not to proceed with the 2019 Transaction and, accordingly, terminated the plan of merger relating to the 2019 Transaction.

On September 30, 2020, BVH completed the spin-off of BBXI, its wholly owned subsidiary at the time. As previously described, in connection with the spin-off, BBXI became a separate publicly-traded company which now holds all of the businesses and investments previously held by BVH other than BVH’s investment in Bluegreen. Accordingly, BVH, which was previously a diversified holding company, is now a holding company with Bluegreen as its sole investment.

Following its spin-off of BBXI, BVH again began evaluation and consideration of acquiring the shares of Bluegreen’s common stock not owned by BVH through a merger pursuant to which Bluegreen would become a wholly owned subsidiary of BVH. In December 2020, the Board discussed the possibility of pursuing a merger of the companies and the engagement of a financial advisor but, in January 2021, a decision was made not to pursue a transaction at that time. On February 24, 2021, the possibility of pursuing a short form merger was once again discussed by BVH’s Board of Directors, and it was the consensus of the Board that management should continue pursuing the possibility following the filing of BVH’s Annual Report on Form 10-K. Thereafter, management began discussions with Stifel regarding providing the Board with an analysis in order to assist the Board in selecting a potential exchange ratio in connection with a merger.

On March 30, 2021, BVH’s Board of Directors met to discuss the possible structure and terms of a short form merger with Bluegreen which would result in BVH beneficially owning 100% of Bluegreen’s outstanding common stock. Issues relating to the volatility and lack of liquidity in the trading of BVH’s Class A Common Stock and Bluegreen’s common stock were reviewed. The lack of alignment of the prices of the two securities was specifically discussed and issues relating to establishing an appropriate exchange ratio and the impact on the shareholders of both BVH and Bluegreen were discussed.

On April 1, 2021, a special meeting of BVH’s Board of Directors was held. At the meeting, BVH’s Board of Directors discussed the potential benefits, advantages and opportunities of the Merger as well as the uncertainties and risks associated with the Merger, as described below under “The Merger - Approval of the BVH Board and its Reasons for the Merger.” In addition, Stifel presented to, and discussed with, BVH’s Board of Directors, the analysis described in the section of this prospectus entitled “The Merger – Summary of Analysis Provided by Stifel to BVH’s Board of Directors.” The Board recognized that, in its view, some customary methodologies would not be helpful in connection with the proposed merger as most models would yield materially the same result given the materially same cash flows at both Bluegreen and BVH. Representatives of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., BVH’s outside legal counsel, were also present at the meeting to discuss with BVH’s Board of Directors the terms of the Merger and the requirements and provisions relating thereto under Florida law and federal securities laws. BVH’s Board of Directors discussed at length the Merger and the impact of the possible exchange ratios. Following this discussion and consideration, the meeting was adjourned until April 2, 2021.

On April 2, 2021, after discussion and a review of the factors discussed, including the financial presentation the Board received, BVH’s Board of Directors unanimously approved the Merger, including the Exchange Ratio of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock, and authorized the officers of BVH, Woodbridge Holdings Corporation and Merger Sub, to take such actions as necessary or advisable to effect the Merger under Section 607.1104 of the FBCA, including, without limitation, the execution of the Plan of Merger.

Prior to the opening of trading on April 5, 2021, BVH issued a press release announcing the contemplated Merger.

The Plan of Merger was executed on May 5, 2021.

The Merger became effective at 5:00 p.m., Eastern time, on May 5, 2021 pursuant to Articles of Merger filed with the Florida Department of State in accordance with the FBCA.

Form of the Merger

The Merger was effected on May 5, 2021 as a statutory “short-form” merger under Section 607.1104 of the FBCA pursuant to which Merger Sub merged with and into Bluegreen. As a result of the Merger, Bluegreen, which was the surviving corporation of the Merger, became an indirect wholly owned subsidiary of BVH. The Effective Time of the Merger was 5:00 p.m., Eastern time, on May 5, 2021.

In connection with the Merger, each share of Bluegreen’s common stock outstanding at the Effective Time of the Merger was canceled and (other than shares owned by BVH) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock, as described in further detail below. No consideration is payable in the Merger in respect of the shares of Bluegreen’s common stock owned by BVH. Each share of Merger Sub’s common stock outstanding at the Effective Time of the Merger, all of which were held by BVH, indirectly through a wholly owned subsidiary, was canceled and automatically converted into one share of Bluegreen’s common stock. As a result, upon consummation of the Merger, Bluegreen became an indirect wholly owned subsidiary of BVH.

Because BVH owned more than 80% of the outstanding shares of both Merger Sub’s common stock and Bluegreen’s common stock prior to the Merger, the approval of BVH’s Board of Directors obtained on April 2, 2021 was, by itself, sufficient for approval of the Merger under Section 607.1104 of the FBCA. Accordingly, BVH caused the Merger to be effected without the approval of, or action by, the Board of Directors of Bluegreen or any shareholders of Bluegreen.

The terms of the Merger are set forth in the Plan of Merger, a copy of which is attached to this prospectus as Annex A and is incorporated herein by reference. You should read the Plan of Merger carefully, as it is the legal document that governs the Merger.

The Merger Consideration

As described above, in connection with the Merger, each share of Bluegreen’s common stock outstanding at the Effective Time of the Merger was canceled and (other than the shares owned by BVH) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock. Fractional shares of BVH’s Class A Common Stock will not be issued in the Merger, but instead, the aggregate number of shares of BVH’s Class A Common Stock to which each shareholder of Bluegreen is entitled in connection with the Merger will be rounded up to the next largest whole share.

BVH’s shareholders will not receive any consideration in connection with the Merger. Each share of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately prior to the Merger remained outstanding as a share of BVH’s Class A Common Stock and Class B Common Stock, respectively, immediately following the Merger.

Issuance of Merger Consideration to Bluegreen’s Shareholders

Each share of Bluegreen’s common stock held outstanding at the Effective Time of the Merger ceased to have any rights with respect to Bluegreen and, as a result of the Merger, represent only the right to receive the shares of BVH’s Class A Common Stock to which such shareholder is entitled in connection with the Merger and any dividends or other distributions declared or paid on such shares of BVH’s Class A Common Stock after the Effective Time of the Merger, if any.

In order for a Bluegreen shareholder to receive the shares of BVH’s Class A Common Stock to which such shareholder is entitled in connection with the Merger and, if applicable, any dividends or other distributions declared or paid thereon after the Effective Time of the Merger, such shareholder must complete, execute and deliver to the Exchange Agent the Letter of Transmittal which accompanies this prospectus. The Letter of Transmittal includes instructions for the proper completion, execution and delivery of the Letter of Transmittal to the Exchange Agent.

Promptly following a Bluegreen shareholder’s delivery to the Exchange Agent of a properly completed and executed Letter of Transmittal, the Exchange Agent will deliver to the shareholder the shares of BVH’s Class A Common Stock to which such shareholder is entitled in connection with the Merger and, if applicable, any dividends or other distributions declared or paid thereon with a record date for payment which is after the Effective Time of the Merger.

Any shares of BVH’s Class A Common Stock issuable to Bluegreen’s shareholder in the Merger and, if applicable, any dividends or other distributions declared or paid thereon with a record date for payment which is after the Effective Time of the Merger that remains unclaimed as of the six-month anniversary of the Effective Time of the Merger will be returned to BVH. Thereafter, any former shareholders of Bluegreen shall look only to BVH with respect to the shares of BVH’s Class A Common Stock to which they are entitled in connection with the Merger and, if applicable, any dividends or other distributions declared or paid thereon with a record date for payment which is after the Effective Time (which shall be payable without any interest thereon).

Notwithstanding the foregoing, none of BVH, Bluegreen, the Exchange Agent or any other person shall be liable to any former shareholder of Bluegreen or any affiliate or representative thereof for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Approval of the BVH Board and its Reasons for the Merger

As described above, BVH’s Board of Directors approved the Merger on April 2, 2021. In reaching its decision to approve the Merger, BVH’s Board of Directors considered the following factors to be the principal reasons for, and potential benefits of, the Merger:

•

BVH’s Board of Directors’ knowledge of, and familiarity with, the business, operations, financial condition, and competitive position and prospects of Bluegreen and its belief that acquiring the shares of Bluegreen’s common stock not already owned by BVH was in BVH’s best interest;

•

the expectation that the simplification of BVH’s ownership of Bluegreen will facilitate the ability of the companies’ management to create and execute a unified strategy for the benefit of BVH’s shareholders, as opposed to shareholders of two separate, publicly-traded companies, and potentially increase investor interest in the combined company;

•

as previously described, Bluegreen was a wholly owned subsidiary of BVH prior to the initial public offering of Bluegreen’s common stock during November 2017, and (a) BVH’s Board of Directors does not believe that Bluegreen or BVH, as a shareholder of Bluegreen, realized, to the extent expected, certain of the anticipated benefits of taking Bluegreen public, including that visibility in the financial and trading markets did not increase as expected due in part to the limited liquidity in Bluegreen’s common stock resulting from BVH’s approximate 93% interest and one or more large institutional shareholders having significant holdings in the approximately 7% of shares owned by the public, and (b) considering Bluegreen’s significant contacts, relationships and dealings with financial institutions and other lenders, and BVH’s access to the capital markets as a public company, the companies have sufficient cash on hand or available to them to fund Bluegreen’s business without the need for the potential greater access to capital markets as a standalone public company;

•	the fact that the Merger simplifies the current ownership structure into one combined company with a shared strategy;

•

with Bluegreen as a wholly owned subsidiary, BVH, together with Bluegreen’s management, will be able to control Bluegreen’s business and affairs, and have greater flexibility to more quickly respond to business and industry risks and challenges, and changes thereto, as compared to if Bluegreen continued as a public company with a separate Board of Directors and minority shareholders;

•	efficiencies and cost savings that could be realized as a result of the Merger, including in respect of legal, accounting and audit fees relating to SEC reporting;

•

certain other benefits expected to be realized in connection with Bluegreen ceasing to be a standalone, public company, including, in addition to the decrease in costs associated with being a public company, the elimination of additional burdens on Bluegreen’s management associated with public reporting and other tasks resulting from Bluegreen’s public company status (such as, for example, the dedication of time by, and resources of, Bluegreen’s management and Board of Directors to shareholder inquiries and investor and public relations), and the greater flexibility as a non-reporting company to focus on long-term business goals, as opposed to quarterly earnings; provided, however, that certain of these potential benefits may be offset by, or otherwise not realized due to, the fact that BVH is a public company and subject to the disclosure requirements and other rules and regulations of the SEC;

•

that, in connection with the Merger, BVH’s Board of Directors engaged Stifel for the limited purpose of providing certain analyses to assist the Board in connection with its selection of an exchange ratio, and BVH’s Board of Directors considered the results of these analyses in selecting the Exchange Ratio of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock;

•

that effecting the Merger by means of a statutory “short-form” merger under Section 607.1104 of the FBCA would enable BVH to complete the Merger and, accordingly, allow Bluegreen’s shareholders to become shareholders of BVH in an effective and cost-efficient manner;

•

factors related to BVH’s long-term relationship with Bluegreen, including the limited business integration risks in connection with the Merger and BVH’s knowledge of Bluegreen’s business, operations, financial condition, earnings and prospects, as well as the risks associated therewith;

•	the fact that none of the members of senior management of BVH or Bluegreen will receive any severance payments or other “golden parachute compensation” in connection with the Merger;

•

the fact that, based on share and market price information as of April 1, 2021, the day prior to its approval of the Merger, BVH, after the Merger, would have a pro forma market capitalization of approximately $328.3 million compared to a stand-alone market capitalization of $280.5 million;

•

the potential increased visibility and trading liquidity for BVH’s shares resulting from the Merger and the potential benefits related thereto, including that it may increase BVH’s ability to raise capital to the extent necessary or deemed advisable by management; and

•	the fact that BVH’s Board of Directors, in its sole discretion, had the right to terminate the Plan of Merger and abandon the Merger at any time prior to its completion.

BVH’s Board of Directors, in reaching its decision to approve the Merger, also considered the following potential uncertainties and risks related to, and other potential negative factors of, the Merger:

•	the risk that the expected benefits of the Merger may not be realized to the extent anticipated or at all;

•

because the Merger is being effected as a statutory “short-form” merger under Section 607.1104 of the FBCA, (a) the Merger did not require or receive the approval of the Board of Directors of Bluegreen or the shareholders of Bluegreen other than BVH, including any of Bluegreen’s minority shareholders, (b) the minority shareholders of Bluegreen were not represented in discussions with respect to the Merger, either by Bluegreen’s Board of Directors generally or any special or independent committee; and (c) no financial advisor or other representative was engaged to act on behalf of the minority shareholders of Bluegreen, and, while Stifel was engaged by BVH’s Board of Directors to provide analysis to it with respect to BVH’s Class A Common Stock and Bluegreen’s common stock for use by the Board in connection with the determination of the Exchange Ratio, no report, appraisal or opinion has been given by Stifel or any other financial advisor or other person as to the fairness of the Merger or the Exchange Ratio to Bluegreen’s shareholders, including its minority shareholders;

•

the fact that while BVH’s Board of Directors considered the analysis performed by Stifel in connection with the Board’s determination of the Exchange Ratio in the Merger, neither Stifel nor any other financial advisor or other person provided a report, appraisal or opinion as to the fairness of the Merger or the Exchange Ratio to BVH or its shareholders;

•

fluctuations in the market price of BVH’s Class A Common Stock and Bluegreen’s common stock following the approval of the Merger by BVH’s Board of Directors, and the potential impact on the market price of BVH’s Class A Common Stock as a result of the issuance of shares in the Merger;

•	that substantial time and effort of management could be required in connection with the Merger, which could disrupt, and divert attention away from, business operations;

•	the costs incurred in connection with the Merger;

•

the interests that the executive officers and directors of BVH have with respect to the Merger that are in addition to, or different from, the interests of shareholders generally, as described under “The Merger — Interests of Certain Persons in the Merger;”

•	the possibility of shareholder litigation relating to the Merger and any potential liability arising therefrom; and

•	other risks and uncertainties associated with the Merger, including those described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus.

BVH’s Board of Directors reviewed and considered the potential benefits, advantages and opportunities of the Merger against the uncertainties and risks described above, both generally and particularly in light of the fact that there can be no assurance about future results, including results expected or considered in the factors listed above. While BVH’s Board of Directors realized that there can be no assurance about future results or outcomes, following its review and consideration, BVH’s Board of Directors concluded that the potential benefits, advantages and opportunities of the Merger outweighed its potential uncertainties, risks and countervailing factors relating to the Merger and, therefore, determined to approve the Merger. In addition, as described above, BVH’s Board of Directors determined to pursue the Merger by means of a statutory “short-form” merger under Section 607.1104 of the FBCA in order to enable BVH to complete the Merger in an effective and cost-efficient manner.

The foregoing discussion of the factors considered by BVH’s Board of Directors is not intended to be exhaustive but is believed to include the material factors considered. In reaching its determination to approve the Merger, BVH’s Board of Directors did not find it practicable to, and did not, quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its determination. Rather, BVH’s Board of Directors made its determination based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, individual members of BVH’s Board of Directors may have applied their own personal business judgment to the process and given different weights to different factors. BVH’s Board of Directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination.

The explanation of the reasoning of BVH’s Board of Directors for approving the Merger and certain other information presented in this section are forward-looking in nature and subject to risks and uncertainties. Accordingly, the foregoing discussion should be read and considered in light of the factors described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus.

Summary of Analysis Provided by Stifel to BVH’s Board of Directors

General

BVH engaged Stifel Nicolaus and Company Incorporated (“Stifel”) for the limited purposes of providing certain analyses to BVH’s Board of Directors (sometimes referred to herein as the “Board”) for its consideration in selecting an exchange ratio for the Merger. Stifel was not engaged to provide, and Stifel did not provide, a valuation report, appraisal or fairness opinion in connection with the Merger.

In preparing its presentation to the Board, Stifel used and relied, without independent investigation, upon information from publicly available sources and from materials provided to Stifel by BVH. Stifel did not assume any responsibility for independently verifying any such information and does not in any respect assume any responsibility for the accuracy or completeness of any such information. The analyses prepared by Stifel were necessarily based upon economic, market, financial and other conditions and circumstances as they existed on, and on the information made available to Stifel as of, the date the analyses were presented to the Board. Although subsequent developments may affect these analyses, Stifel disclaims any obligation to update, revise or reaffirm any of the information contained in its presentation to the Board.

Stifel was not asked to and did not address the fairness of the Exchange Ratio to the minority holders of Bluegreen’s common stock, nor did it address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any consequences of the Merger on Bluegreen, its shareholders, creditors or any other constituency. Moreover, Stifel did not consider the legal, tax or accounting consequences of the Merger on BVH or Bluegreen or the holders of BVH’s or Bluegreen’s securities.

Furthermore, Stifel did not consider or express any opinion as to the prices, trading range or volume at which BVH’s or Bluegreen’s securities will trade following public announcement or consummation of the Merger.

Stifel’s presentation was for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the possible exchange ratios to be employed in the Merger. Stifel did not make any recommendations to the Board regarding the Exchange Ratio or any other aspect of the Merger. The decisions to effect the Merger and the Exchange Ratio employed in connection with the Merger were solely those of the Board.

The information presented by Stifel, to the extent that it was based on market data, was based on market data as it existed on or before March 30, 2021 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Summary of Analysis

The following is a summary of the material analyses presented by Stifel to the Board.

Trading Performance and Implied Exchange Ratio

Stifel presented to the Board information regarding the trading prices of the shares of BVH’s Class A Common Stock and the shares of Bluegreen’s common stock on the NYSE from November 17, 2017 (the date upon which Bluegreen’s common stock began trading publicly following its initial public offering at that time) and March 30, 2021 and the exchange ratios implied by these trading prices. The following graph reflects the information presented:

Source: FactSet as of 3/30/2021.

Note: BVH share price reflects price of its Class A Common Stock. Exchange ratio calculated as price of Bluegreen’s common stock divided by price of BVH’s Class A Common Stock.

Pro Forma Ownership and Implied Exchange Ratios

Stifel also calculated and presented the pro forma ownership of the holders of BVH’s Class A Common Stock and Class B Common Stock and the minority holders of shares of Bluegreen’s common stock in the combined company based upon the exchange ratios implied by (i) the current market prices of BVH’s Class A Common Stock and Bluegreen’s common stock, (ii) BVH’s implied equity value based upon the then-current market price of Bluegreen’s common stock, and (iii) the 30- 60- and 90-day volume weighted average price (VWAP) of both BVH’s Class A Common Stock and Bluegreen’s common stock. The following table sets forth the relevant information:

Exchange Ratio Analysis	Market Price	Implied BVH Equity Value(1)	Bluegreen VWAP/ BVH VWAP(2)
Bluegreen Price	$11.12	$11.12	$9.13	$8.42	$7.82
BVH Price	$18.13	$32.31	$18.07	$15.96	$15.11
Implied Exchange Ratio	0.61x	0.34x	0.51x	0.53x	0.52x

Pro Forma Ownership(3)
BVH: Class A	69.4%	74.0%	71.2%	70.8%	70.9%
BVH: Class B	16.4%	17.5%	16.8%	16.7%	16.8%
New Shares to Bluegreen’s Minority Shareholders	14.2%	8.5%	12.0%	12.5%	12.3%

(1)

Implied Equity Value of BVH based on then-current market price of Bluegreen’s common stock and incremental debt balances of BVH. Implied exchange ratio calculated using current value of 7.2% ownership of Bluegreen not held by BVH divided by implied total Equity Value of BVH.

(2)	Market data of BVH and Bluegreen as of 3/30/2021.
(3)	Pro Forma ownership calculated using implied share exchange.

Value to Bluegreen Minority Holders Sensitivity Analysis

Stifel also presented to the Board a sensitivity analysis reflecting the value ascribed to the interests of the Bluegreen minority shareholders in the combined company at various exchange ratios and enterprise values for Bluegreen. The following table illustrates this analysis:

Implied Exchange Ratio / BXG Enterprise Value resulting in post transaction Equity Value below 7.2% share of implied BXG Equity Value
Implied Exchange Ratio / BXG Enterprise Value resulting in post transaction Equity Value below 7.2% share of current BXG Equity Value

Note: BVH pro forma equity value calculated by taking the Bluegreen equity market value less the incremental net debt at BVH ($123.9M).

(1)	Represents current minority Bluegreen shareholders’ ownership in BVH, post-transaction, assuming various percentage ownership stakes and Bluegreen valuations.
(2)	Represents current minority Bluegreen shareholders’ ownership in Bluegreen, assuming 7.2% pro forma ownership, at various implied enterprise values.
(3)	Represents current minority Bluegreen shareholders’ ownership in Bluegreen, as of 3/30/2021.

Stifel is an independent firm which was selected by BVH’s Board of Directors to provide the analysis to it based upon Stifel’s experience and expertise in complex transactions, including specifically in the vacation ownership industry, and Stifel’s familiarity with Bluegreen’s business.

Stifel received a fee for its services, no part of which was contingent upon consummation of the Merger. In addition, BVH agreed to reimburse Stifel for its reasonable expenses incurred in connection with its engagement, subject to certain limitations, and to indemnify Stifel against certain liabilities arising out of its engagement as set forth in the engagement letter between BVH and Stifel. Other than the presentation made by Stifel to BVH’s Board of Directors in connection with the Merger, there were no material relationships that existed during the two years prior to the date of Stifel’s presentation or that were mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Stifel and BVH or Bluegreen.

Stifel may seek to provide investment banking services to BVH, Bluegreen or their respective affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of its business, Stifel, its affiliates and their respective clients may transact in the securities of each of BVH and Bluegreen and may at any time hold a long or short position in such securities.

Interests of Certain Persons in the Merger

In connection with its review of the Merger and this prospectus, shareholders should be aware that certain directors and executive officers of BVH and Bluegreen have the following interests in the Merger that are different from, or are in addition to, the interests of shareholders generally.

As previously described, BVH owned approximately 93% of Bluegreen’s common stock prior to the Merger and owns 100% of Bluegreen as a result of the completion of the Merger. BVH may be deemed to be controlled by Alan B. Levan, John E. Abdo, Jarett S. Levan (who is the son of Mr. Alan Levan) and Seth M. Wise, who collectively beneficially own shares of BVH’s Class A Common Stock and Class B Common Stock representing approximately 79% of the total voting power of BVH. The collective voting power of Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise in BVH was not substantially impacted by the Merger. Accordingly, Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise had prior to the Merger, and continue to have following the Merger, a controlling interest in BVH with the power to approve the election of BVH’s directors and all other matters submitted to a vote or for the consent of BVH’s shareholders except in limited circumstances where a separate vote of the holders of BVH’s Class A Common Stock would be required under Florida law.

Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise hold, and held prior to the Merger, the following positions at BVH and/or Bluegreen. Mr. Alan Levan is the Chairman, Chief Executive Officer and President of BVH and Bluegreen. Mr. Abdo is the Vice Chairman of BVH and Bluegreen. Mr. Jarett Levan is a director of BVH and Bluegreen and was an executive officer of BVH prior to its spin-off of BBXI on September 30, 2020. Mr. Wise is a director of Bluegreen and, like the other directors of Bluegreen who were not also directors of BVH immediately prior to the Effective Time of the Merger, was appointed to BVH’s Board of Directors in connection with the consummation of the Merger. Mr. Wise was also an executive officer and director of BVH prior to its spin-off of BBXI on September 30, 2020. In addition to Mr. Alan Levan, Mr. Abdo and Mr. Jarett Levan, all of BVH’s other directors prior to the Merger, who are Lawrence A. Cirillo, Darwin Dornbush, Joel Levy and William R. Nicholson, are also directors of Bluegreen. Further, in connection with the consummation of the Merger, the directors of Bluegreen who were not also directors of BVH prior to the Merger, who are Seth M. Wise, Norman H. Becker, Arnold Sevell, James R. Allmand, III, Mark A. Nerenhausen and Orlando Sharpe, were appointed to BVH’s Board of Directors. As a result, the Boards of Directors of both BVH and Bluegreen are now comprised of all the same members. Additionally, Raymond S. Lopez, Bluegreen’s Executive Vice President, Chief Financial Officer and Chief Operating Officer, is also Executive Vice President and Chief Financial Officer of BVH. None of BVH’s or Bluegreen’s executive officers or directors, including the individuals named above, received any compensation in connection with the Merger, nor are any of their respective compensation arrangements with BVH or Bluegreen currently expected to change in any material respect as a result of the Merger.

In connection with its consideration of the Merger and the applicable exchange ratio, Alan B. Levan, John E. Abdo and Joel Levy advised BVH’s Board of Directors that they owned 20,000, 20,000 and 1,500 shares, respectively, of Bluegreen’s common stock.

Board of Directors and Executive Officers Following the Merger

The executive officers of BVH and Bluegreen prior to the Merger currently continue to serve as, and are expected to continue as, the executive officers of BVH and Bluegreen, respectively, following the Merger. The directors of BVH prior to the Merger continue to serve as directors of BVH following the Merger. In addition, as previously described, the directors of Bluegreen who were not also directors of BVH prior to the Merger, who are Seth M. Wise, Norman H. Becker, Arnold Sevell, James R. Allmand, III, Mark A. Nerenhausen and Orlando Sharpe, were appointed to BVH’s Board of Directors upon consummation of the Merger. The size of BVH’s Board of Directors was increased from seven directors to thirteen directors in connection with the director appointments.

Information regarding the executive officers and directors of BVH and Bluegreen, and their compensation from the companies, is set forth in their respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2020, as amended, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Ownership of BVH Following the Merger

As described in further detail under “Comparison of Shareholder Rights,” BVH has two classes of common stock outstanding, which are its Class A Common Stock and Class B Common Stock. BVH’s Class A Common Stock and Class B Common Stock represent, in the aggregate, 22% and 78%, respectively, of the general voting power of BVH.

Based on the number of shares of Bluegreen’s common stock outstanding at the Effective Time of the Merger (other than shares owned by BVH), Bluegreen’s shareholders are entitled to receive a total of approximately 2,664,000 shares of BVH’s Class A Common Stock in the Merger. These shares will represent approximately 15% of the outstanding shares of BVH’s Class A Common Stock, 12% of the total outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 3% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders.

BVH’s directors, executive officers and their affiliates collectively own shares of BVH’s Class A Common Stock and Class B Common Stock representing approximately 31% of BVH’s outstanding Class A Common Stock, 96% of BVH’s outstanding Class B Common Stock, 41% of the total number of outstanding shares of BVH’s Class A Common Stock and Class B Common Stock, and 79% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock, in each case, based on the number of shares of BVH’s Class A Common Stock and Class B Common Stock outstanding immediately following the Merger, including the shares issuable to Bluegreen’s shareholders. Included in these amounts are the shares of BVH’s Class A Common Stock and Class B Common Stock owned directly or indirectly by Alan B. Levan, John E. Abdo, Jarett S. Levan, and Seth M. Wise. See “Interests of Certain Persons in the Merger” above for additional information regarding the collective ownership and control position of Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise with respect to BVH. See also “Security Ownership of Certain Beneficial Owners and Management.”

BVH’s Rights Agreement

On June 17, 2020, BVH entered into a Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), in an effort to protect BVH against investors seeking short-term gains by taking advantage of market conditions resulting from the COVID-19 pandemic (including the significant market volatility and uncertainties associated with the pandemic, and the impact of the pandemic on BVH and the market price of its Class A Common Stock and Class B Common Stock) at the expense of BVH and its long-term investors. Pursuant to the Rights Agreement, BVH distributed one preferred share purchase right (each, a “Right”) in respect of each share of BVH’s Class A Common Stock and Class B Common Stock outstanding. In connection with the Merger, BVH’s Rights Agreement was amended by BVH’s Board of Directors so that it expired upon consummation of the Merger. Accordingly, the rights previously issued under the Rights Agreement became null and void, and no rights under the Rights Agreement will be attached to, or otherwise accompany, the shares of BVH’s Class  A Common Stock issued in connection with the Merger.

Trading of BVH’s Class A Common Stock

BVH’s Class A Common Stock is listed for trading on the NYSE under the ticker symbol “BVH.” The shares issuable to Bluegreen’s shareholders in the Merger have been approved for listing on the NYSE.

Resale of BVH’s Class A Common Stock

The shares of BVH’s Class A Common Stock issuable to Bluegreen’s shareholders in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of BVH’s Class A Common Stock issued to any shareholder who may be deemed to be an affiliate of BVH for purposes of Rule 144 under the Securities Act. Affiliates of BVH include individuals or entities that control, are controlled by, or are under common control with BVH, such as executive officers, directors and significant shareholders of BVH. This prospectus does not cover resales of shares of BVH’s Class A Common Stock received by any person in connection with the Merger, and no person is authorized to make any use of this prospectus in connection with any resale.

Delisting and Deregistration of Bluegreen’s Common Stock

Prior to the Merger, Bluegreen’s common stock was listed for trading on the NYSE under the ticker symbol “BXG.” As a result of the completion of the Merger on May 5, 2021, Bluegreen’s common stock has ceased to be publicly traded, and customary actions are being taken to deregister Bluegreen’s common stock under the Exchange Act. As described above, BVH’s Class A Common Stock issued to Bluegreen shareholders in connection with the Merger is listed for trading on the NYSE under the ticker symbol “BVH.”

Anticipated Accounting Treatment

The Merger will be accounted for by BVH as an acquisition of a non-controlling interest in Bluegreen and no gain or loss is expected to be recognized by BVH in connection with the Merger because BVH controlled Bluegreen prior to the Merger and now owns 100% of Bluegreen as a result of the Merger. Accordingly, there are no adjustments to the carrying values of assets and liabilities of Bluegreen as the Merger represents a common control transaction. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BVH.

Regulatory Matters

To the knowledge of the companies, there were no regulatory approvals or filings required in connection with the Merger other than BVH’s compliance with applicable federal and state securities laws in connection with the issuance of the shares of BVH’s Class A Common Stock in the Merger, including the filing and mailing of this prospectus and the effectiveness of the Registration Statement on Form S-4 of which this prospectus forms a part. The Registration Statement was declared effective on May 5, 2021. In addition, as described above, the shares issuable to Bluegreen’s shareholders in connection with the Merger have been approved for listing on the NYSE.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Because Bluegreen’s common stock was a Covered Security under the Securities Act, and the Merger was effected as a statutory “short-form” merger permitted under Section 607.1104 of the FBCA based on BVH’s ownership of more than 80% of both Bluegreen’s and Merger Sub’s outstanding common stock prior to the Merger, Bluegreen’s shareholders do not have appraisal or dissenters’ rights under the FBCA in connection with the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following is a summary of the material U.S. federal income tax consequences of the Merger generally applicable to a “U.S. holder” (as defined below) of Bluegreen’s common stock as of the Effective Time of the Merger. The following summary is based on the Internal Revenue Code, applicable Treasury Regulations thereunder, and published rulings and decisions, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this summary. This discussion does not address any state, local or non-U.S. tax considerations or any U.S. federal laws or considerations other than those pertaining to income tax, including, without limitation, estate, gift, alternative minimum tax, and Medicare contribution tax laws and considerations.

Except as otherwise specifically set forth below, this summary addresses only shareholders of Bluegreen as of the Effective Time of the Merger who are “U.S. holders” and held their shares of Bluegreen’s common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). In addition, this summary does not address all of the U.S. federal income tax consequences that may be relevant to particular Bluegreen shareholders in light of their individual circumstances or to Bluegreen shareholders that are subject to special rules, such as: financial institutions; pass-through entities or investors in pass-through entities; insurance companies; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Internal Revenue Code; regulated investment companies; real estate investment trusts; dealers in securities; traders in securities that elect to use a mark-to-market method of accounting; persons that held their shares of Bluegreen’s common stock as part of a straddle, hedge, constructive sale or conversion transaction; persons that purchased or sell their shares of Bluegreen’s common stock as part of a wash sale; certain expatriates or persons that have a functional currency other than the U.S. dollar; persons, if any, who acquired their shares of Bluegreen’s common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan; and persons who actually or constructively owned more than 5% of the outstanding shares of Bluegreen’s common stock.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Bluegreen’s common stock who for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

If the Bluegreen shareholder is a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of any such partnership, you should consult your tax advisor regarding the tax consequences of the Merger.

Neither BVH or Bluegreen requested or received an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Merger described in this discussion, or that any such contrary position would not be sustained.

BLUEGREEN’S SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Consequences of the Merger to U.S. Holders of Bluegreen’s Common Stock

Consequences if the Merger Qualifies as a Tax-Free Reorganization

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In such case:

•	a U.S. holder will generally not recognize any gain or loss in connection with the exchange of its shares of Bluegreen’s common stock in the Merger for shares of BVH’s Class A Common Stock;

•

the aggregate tax basis of the shares of BVH’s Class A Common Stock received in the Merger will be the same as the aggregate tax basis of the shares of Bluegreen’s common stock surrendered in exchange for such shares of BVH’s Class A Common Stock; and

•

the holding period of the shares of BVH’s Class A Common Stock received in in the Merger in exchange for shares of Bluegreen’s common stock will include the holding period of the shares of Bluegreen’s common stock surrendered in exchange for such shares of BVH’s Class A Common Stock.

If a U.S. holder exchanges more than one “block” of Bluegreen common stock (that is, groups of Bluegreen common stock that the U.S. holder acquired at different times or for different prices), the tax basis in, and the holding period of, the shares of Bluegreen common stock surrendered in exchange for shares of BVH’s Class A Common Stock in the Merger as described above will be determined separately with respect to each such block of Bluegreen common stock.

Consequences if the Merger Does Not Qualify as a Tax-Free Reorganization

If any requirement for the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code is not satisfied, a U.S. holder of Bluegreen’s common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Bluegreen’s common stock surrendered in exchange for shares of BVH’s Class A Common Stock in the Merger in an amount equal to the difference between (i) the fair market value of the shares of BVH’s Class A Common Stock at the Effective Time of the Merger received in exchange for such surrendered share of Bluegreen’s common stock and (ii) the holder’s basis in the share of Bluegreen common stock surrendered. Gain or loss would be required to be calculated separately for each block of Bluegreen common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Bluegreen stock exceeded one year at the Effective Time of the Merger. Long-term capital gain of non-corporate U.S. holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in shares of BVH’s Class A Common Stock received in the Merger would be equal to the fair market value thereof as of the Effective Time of the Merger, and the U.S. holder’s holding period in such shares would begin on May 6, 2021, the day following the completion of the Merger.

Information Reporting

If the Merger qualifies as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code as intended, current Treasury Regulations require certain U.S. holders who are “significant holders” of Bluegreen’s common stock (generally, a U.S. holder that, at the Effective Time of the Merger, owned at least 1% of the outstanding shares of Bluegreen’s common stock or had a basis in Bluegreen’s common stock of at least $1,000,000) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the Merger occurred (2021) setting forth certain information with respect to the Merger. U.S. holders are urged to consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A GENERAL DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial condition and the results of operations are presented to illustrate the estimated effects of the Merger (“Adjustments” or “Transaction Adjustments”). The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission on May 20, 2020 (“Article 11”). While the Merger was completed on May 5, 2021, the unaudited pro forma consolidated balance sheet as of December 31, 2020 gives effect to the Merger as if it was completed on December 31, 2020, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 gives effect to the Merger as if it was completed on January 1, 2020.

The unaudited pro forma consolidated financial statements reflect adjustments which are based on currently available information and certain assumptions, as described in the notes to unaudited pro forma consolidated financial statements set forth below. BVH’s management believes that the assumptions made provide a reasonable basis for presenting the significant effects of the Merger. In addition, with respect to the unaudited pro forma consolidated statements of operations, pro forma adjustments have been made only for items that are expected to have a continuing impact on BVH’s results.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and are not intended to present or be indicative of what the results of operations or financial position of BVH would have been had the Merger actually occurred on the dates assumed, nor is it meant to be indicative of the results of operations or financial position of BVH for any future period or as of any future date. In addition, it is noted that the unaudited pro forma consolidated financial statements include the results of the businesses and investments that were spun-off to BBXI on September 30, 2020 and, accordingly, are no longer held by BVH. The results of those businesses and investments, while reflected in the following unaudited pro forma consolidated financial statements, are reported as discontinued operations in BVH’s audited consolidated financial statements.

Accordingly, Transaction Adjustments are preliminary, subject to further adjustment as additional information becomes available and as additional analyses are performed, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented below. The assumptions and estimates underlying the Adjustments in the unaudited pro forma condensed consolidated financial information are described in the accompanying notes, which should be read together with the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma consolidated financial statements are based on, and should be read in conjunction with, the audited consolidated financial statements of BVH and Bluegreen contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this prospectus. See “Where You Can Find More Information.”

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2020

(dollars in thousands)

	Historical(A)	Transaction Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$221,118			$221,118
Restricted cash ($20,469 in VIEs at December 31, 2020)	35,986			35,986
Notes receivable	551,393			551,393
Less: Allowance for loan loss	(142,044)			(142,044)

Notes receivable, net ($292,021 in VIEs at December 31, 2020)	409,349	—		409,349
Vacation ownership interest (“VOI”) inventory	347,122			347,122
Property and equipment, net	90,049			90,049
Intangible assets, net	61,431			61,431
Operating lease assets	34,415			34,415
Other assets	50,649			50,649

Total assets	$1,250,119	$—		$1,250,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$10,559			$10,559
Deferred income	15,745			15,745
Escrow deposits	13,435			13,435
Other liabilities	80,536			80,536
Receivable-backed notes payable - recourse	38,500			38,500
Receivable-backed notes payable - non-recourse (in VIEs)	355,833			355,833
Note payable to BBX Capital, Inc.	75,000			75,000
Notes payable and other borrowings	138,386			138,386
Junior subordinated debentures	138,177			138,177
Operating lease liabilities	35,904			35,904
Deferred income taxes	85,314			85,314

Total liabilities	$987,389	$—		$987,389

Shareholders’ Equity
Preferred stock of $0.01 par value; authorized 10,000,000 shares
Class A Common Stock of $0.01 par value; authorized 30,000,000 shares; issued and outstanding 15,624,091 in 2020	156	27	(B)	183
Class B Common Stock of $0.01 par value; authorized 4,000,000 shares; issued and outstanding 3,693,596 in 2020	37			37
Additional paid-in capital	177,104	22,794	(B)	199,898
Accumulated earnings	10,586			10,586

Total BVH shareholders’ equity	187,883	22,821		210,704
Non-controlling interest	74,847	(22,821)	(B)	52,026

Total shareholders’ equity	262,730	—		262,730

Total liabilities and shareholders’ equity	$1,250,119	$—		$1,250,119

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

(dollars in thousands)

	Historical(A)	Transaction Adjustments	Pro Forma
Revenues:
Sales of VOIs	$173,997		$173,997
Cost of VOIs sold	89,965		89,965
Cost of other fee-based services	111,823		111,823
Cost reimbursements	64,305		64,305
Interest income	79,381		79,381

Total revenues	519,471	—	519,471

Costs and Expenses:			—
Cost of VOIs sold	13,597		13,597
Cost of other fee-based services	79,434		79,434
Cost reimbursements	64,305		64,305
Interest expense	36,795		36,795
Selling, general and administrative expenses	370,935		370,935

Total costs and expenses	565,066	—	565,066
Other expense	(1,179)		(1,179)

Loss before income taxes	(46,774)	—	(46,774)
Benefit for income taxes	2,368		2,368

Net loss from continuing operations	(44,406)	—	(44,406)

Discontinued operations:
Loss from operations	(41,593)		(41,593)
Benefit for income taxes	8,834		8,834

Net loss from discontinued operations	(32,759)	—	(32,759)

Net loss	(77,165)	—	(77,165)
Less: Income attributable to noncontrolling interests - continuing operations	8,186	(794)	7,392
Less: (Loss) attributable to noncontrolling interests - discontinued operations	(4,822)		(4,822)

Net loss attributable to shareholders	$(80,529)	(794)	$(81,323)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

A)	Historical amounts as reported by BVH in its Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC.

B)	Represents the issuance of shares of BVH’s Class A Common Stock in the Merger based on the Exchange Ratio of 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock.

COMPARISON OF SHAREHOLDER RIGHTS

Prior to the Merger, the rights of holders of Bluegreen’s common stock, as shareholders of Bluegreen, were governed by Bluegreen’s Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws, as well as the FBCA. The rights of BVH’s shareholders, including shareholders of Bluegreen who receive shares of BVH’s Class A Common Stock in the Merger, are governed by BVH’s Amended and Restated Articles of Incorporation and Bylaws, in each case, as amended, as well as the FBCA.

The following is a summary discussion of the material differences between the rights of Bluegreen’s shareholders as of immediately prior to the Merger and the current rights of BVH’s shareholders. The following discussion does not include a description of shareholder rights with respect to BVH which are the same or substantially similar to the rights of Bluegreen’s shareholders prior to the Merger, including rights which are governed solely by the FBCA as both BVH and Bluegreen are Florida corporations. In addition, the following discussion does not purport to be a complete statement of all the differences or of the specific provisions described below. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist.

You should read carefully BVH’s Amended and Restated Articles of Incorporation and Bylaws, in each case, including all amendments thereto, and Bluegreen’s Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws, for a more complete understanding of the differences described below. BVH and Bluegreen have filed with the SEC their respective governing documents, including that BVH’s governing documents are filed as exhibits to the Registration Statement on Form S-4 of which this prospectus forms a part. See “Where You Can Find More Information.” You are also encouraged to read the relevant provisions of the FBCA.

Capitalization

BVH

The authorized capital stock of BVH consists of 44,000,000 shares, comprised of (i) 30,000,000 shares of Class A Common Stock, par value $0.01 per share, (ii) 4,000,000 shares of Class B Common Stock, par value $0.01 per share, and (iii) 10,000,000 shares of preferred stock, par value $0.01 per share, 2,000,000 shares of which have been designated as Series A Junior Participating Preferred Stock.

After giving effect to the shares issuable to Bluegreen’s shareholders in the Merger, BVH has outstanding approximately 18,288,000 shares of Class A Common Stock and approximately 3,694,000 shares of Class B Common Stock. No shares of preferred stock, including Series A Junior Participating Preferred Stock, are outstanding.

Bluegreen

The authorized capital stock of Bluegreen consisted of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Prior to the Merger, 72,484,293 shares of Bluegreen’s common stock were outstanding. No shares of preferred stock were designated as a specific series or class of preferred stock or were outstanding prior to the Merger.

Voting Rights

BVH

Except as provided by the FBCA or BVH’s Amended and Restated Articles of Incorporation (as described below), holders of BVH’s Class A Common Stock and Class B Common Stock vote as a single group on matters presented to them for a shareholder vote. Each share of BVH’s Class A Common Stock is entitled to one vote and BVH’s Class A Common Stock represents in the aggregate 22% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock. Each share of BVH’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of BVH’s Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of BVH’s Class B Common Stock falls below 360,000 shares. If the total number of outstanding shares of BVH’s Class B Common Stock is less than 360,000 shares but greater than 280,000 shares, then BVH’s Class A Common Stock will hold a voting percentage equal to 40% and BVH’s Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of BVH’s Class B Common Stock is less than 280,000 shares but greater than 100,000 shares, then BVH’s Class A Common Stock will hold a voting percentage equal to 53% and BVH’s Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of BVH’s Class B Common Stock is less than 100,000 shares, then each share of BVH’s Class A Common Stock and Class B Common Stock will be entitled to one vote on each matter presented to a vote of BVH’s shareholders. Each of the above-described share thresholds is subject to ratable adjustment in connection with any stock split, reverse stock split or similar transaction effected by BVH.

Under the FBCA, holders of BVH’s Class A Common Stock are entitled to vote as a separate voting group on amendments to BVH’s Amended and Restated Articles of Incorporation which require the approval of BVH’s shareholders under the FBCA and would:

•	effect an exchange or reclassification of all or part of the shares of BVH’s Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of BVH’s Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of BVH’s Class A Common Stock;

•	change all or part of the shares of BVH’s Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to BVH’s Class A Common Stock;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to BVH’s Class A Common Stock;

•	limit or deny an existing preemptive right of all or part of the shares of BVH’s Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of BVH’s Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of BVH’s Class A Common Stock to vote as a separate voting group as a result of the amendment having one of the effects described above would affect the holders of BVH’s Class B Common Stock or any of BVH’s other securities outstanding from time to time in the same or substantially similar way, then the holders of BVH’s Class A Common Stock will not be entitled to vote as a separate voting group on the proposed amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the amendment.

Under the FBCA, holders of BVH’s Class B Common Stock are entitled to vote as a separate voting group on any amendment to BVH’s Amended and Restated Articles of Incorporation which require the approval of BVH’s shareholders under the FBCA and would affect the rights of the holders of BVH’s Class B Common Stock in substantially the same manner as described above with respect to its Class A Common Stock. Holders of BVH’s Class A Common Stock and Class B Common Stock are each also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that requires the approval of BVH’s shareholders under the FBCA and contains a provision which, if included in a proposed amendment to BVH’s Amended and Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to BVH’s shareholders under the FBCA, BVH’s Amended and Restated Articles of Incorporation provide that the approval of the holders of BVH’s Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of BVH’s Class B Common Stock, other than a stock dividend issued to holders of BVH’s Class B Common Stock;

•

a reduction in the number of outstanding shares of BVH’s Class B Common Stock, except for any reduction by virtue of a conversion of shares of BVH’s Class B Common Stock into shares of BVH’s Class A Common Stock or a voluntary disposition to BVH; or

•	any amendments of the voting rights provisions of BVH’s Amended and Restated Articles of Incorporation.

To the extent any shares of BVH’s Series A Junior Participating Preferred Stock are issued and outstanding, then each one-one hundredth of a share of Series A Junior Participating Preferred Stock will have the same voting power as one share of BVH’s Class A Common Stock, with all outstanding shares of BVH’s Class A Common Stock and Series A Junior Participating Preferred Stock representing, in the aggregate, the percentage of the total voting power of BVH described above based on the number of outstanding shares of BVH’s Class B Common Stock —e.g., currently 22% of BVH’s total voting power.

Bluegreen

The holders of Bluegreen’s common stock were entitled to one vote per share on all matters submitted to a vote of Bluegreen’s shareholders.

Conversion Rights

BVH

Pursuant to BVH’s Amended and Restated Articles of Incorporation, shares of BVH’s Class B Common Stock are convertible into shares of BVH’s Class A Common Stock on a share-for-share basis at any time in the holder’s discretion.

Bluegreen

Shares of Bluegreen’s common stock were not convertible into any other class of securities of Bluegreen, and there was no other class of securities of Bluegreen which was convertible into Bluegreen’s common stock.

Dividend Rights

BVH

Holders of BVH’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by BVH’s Board of Directors out of legally available assets, subject to preferences that may apply to any shares of BVH’s preferred stock outstanding from time to time. Any distribution per share with respect to BVH’s Class A Common Stock will be identical to the distribution per share with respect to its Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of BVH’s Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of BVH’s Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of BVH’s Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

To the extent BVH’s Board of Directors declares a dividend payment on BVH’s Class A Common Stock and Class B Common Stock and any shares of BVH’s Series A Junior Participating Preferred Stock are issued and outstanding at the time, then each one-one hundredth of a share of Series A Junior Participating Preferred Stock will entitle its holder to a dividend payment of $0.01, or an amount equal to the dividend paid on one share of BVH’s Class A Common Stock, whichever is greater.

Bluegreen

Subject to the preferences applicable to any shares of Bluegreen’s preferred stock outstanding at the time, Bluegreen’s shareholders were entitled to share ratably in dividends when and to the extent declared by Bluegreen’s Board of Directors out of legally available assets.

Rights upon Liquidation

BVH

Upon any liquidation of BVH, the assets of BVH legally available for distribution to BVH’s shareholders after the payment of liabilities and any liquidation preference of any shares of BVH’s preferred stock outstanding at the time will be distributed ratably among the holders of BVH’s Class A Common Stock and Class B Common Stock. To the extent any shares of BVH’s Series A Junior Participating Preferred Stock are issued and outstanding, then each one-one hundredth of a share of Series A Junior Participating Preferred Stock will entitle its holder, upon any liquidation of BVH, to receive either $1.00 or an amount equal to the payment made on one share of BVH’s Class A Common Stock, whichever is greater.

Bluegreen

In the event of any liquidation of Bluegreen prior to the Merger, then the assets of Bluegreen legally available for distribution to Bluegreen’s shareholders after the payment of liabilities would have been distributed ratably among the holders of Bluegreen’s common stock.

Number and Classification of Board of Directors

BVH

BVH’s Bylaws provide that the Board of Directors of BVH shall consist of no less than three or more than sixteen directors, and for each director to serve for a term expiring at BVH’s next annual meeting of shareholders.

The specific number of directors of BVH is set from time to time by resolution of BVH’s Board of Directors. BVH’s Board of Directors currently consists of seven directors.

Bluegreen

Bluegreen’s Fourth Amended and Restated Bylaws provide that Bluegreen’s Board of Directors shall consist of no less than five or more than fifteen directors, and for each director to serve for a term expiring at Bluegreen’s next annual meeting of shareholders. The specific number of directors of Bluegreen is set from time to time by resolution of Bluegreen’s Board of Directors. Bluegreen’s Board of Directors consists of thirteen directors.

Calling a Special Meeting of Shareholders

BVH

BVH’s Bylaws provide that special meetings of BVH’s shareholders may be held when directed by BVH’s President or Board of Directors or when requested in writing by the holders of shares representing not less than 10% of the votes entitled to be cast at the meeting.

Bluegreen

Under Bluegreen’s Fourth Amended and Restated Bylaws, special meetings of Bluegreen’s shareholders shall be held when called by Bluegreen’s Chairman or President, by a majority of Bluegreen’s Board of Directors, or upon the written request of the holders of outstanding shares representing not less than 50% of the votes entitled to be cast at the meeting.

Extraordinary Corporate Transactions

BVH

Under the FBCA, a Florida corporation’s sale of all or substantially all of its assets must be approved by a vote of the holders of a majority of all outstanding shares of the acquired corporation without reference to class. Further, the FBCA generally provides mergers and share exchanges on which the shareholders of the corporation are entitled to vote under the FBCA must be approved by a vote of the holders of a majority of all outstanding shares of each class entitled to vote on the transaction under the FBCA. Generally, the FBCA requires for mergers and share exchanges to be approved by the shareholders of the corporation that is being acquired in the transaction. However, this is subject to certain exceptions, including that statutory “short-form” mergers under Section 607.1104 of the FBCA between a parent company and its at least 80% owned subsidiary (or two subsidiaries which are each at least 80% owned by the parent, such as the Merger) do not require shareholder approval of the subsidiary corporation(s).

BVH’s Amended and Restated Articles of Incorporation require that any merger, consolidation or other acquisition and any sale, lease or transfer of all or substantially all of the assets of BVH which is required to be approved by BVH’s shareholders under the FBCA receive the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the transaction; provided, however, that if any such transaction is recommended to BVH’s shareholders by at least two-thirds of the members of BVH’s Board of Directors, then the transaction will be approved upon the affirmative vote of holders of shares representing a simple majority of the votes entitled to be cast on the transaction.

To the extent any shares of BVH’s Series A Junior Participating Preferred Stock are issued and outstanding, then each one-one hundredth of a share of Series A Junior Participating Preferred Stock will entitle its holder to a payment equal to the payment made on one share of BVH’s Class A Common Stock if shares of BVH’s Class A Common Stock are exchanged via merger, share exchange or a similar transaction.

Bluegreen

Bluegreen’s governing documents do not contain specific provisions relating to the approval of extraordinary corporate transactions such as mergers, share exchanges and sales of all or substantially all of the assets of Bluegreen. Rather, the approval of those transactions is governed by the applicable provisions of the FBCA, as described above.

Amendments to Articles of Incorporation

BVH

Under the FBCA, the amendment of a Florida corporation’s articles of incorporation generally requires the approval of the corporation’s Board of Directors and, subject to certain limited exceptions, the corporation’s shareholders. An amendment will receive the requisite shareholder approval, if any, under the FBCA if the votes cast in favor of the amendment exceed the votes cast opposing the amendment, except in the case the amendment would create appraisal rights, in which case the amendment would require the approval of holders of shares representing a majority of the votes entitled to be cast on the amendment. In certain cases, including as described under “Voting Rights” above, an amendment may also require the separate approval of holders of a class or series of shares.

In addition to the requirements under the FBCA, BVH’s Amended and Restated Articles of Incorporation require an amendment to be approved by the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the amendment; provided, however, that if the amendment is recommended to BVH’s shareholders by at least two-thirds of the members of BVH’s Board of Directors, then such amendment will be approved upon the affirmative vote of holders of shares representing a simple majority of the votes entitled to be cast on the amendment.

Bluegreen

Bluegreen’s governing documents do not contain specific provisions relating to the approval of amendments to its Amended and Restated Articles of Incorporation. Rather, the required approval of amendments to Bluegreen’s Amended and Restated Articles of Incorporation is governed by the applicable provisions of the FBCA, as described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In May 2015, BVH and its subsidiaries entered into an Agreement to Allocate Consolidated Income Tax Liability and Benefits (the “Consolidated Tax Agreement”) pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns. Pursuant to the Consolidated Tax Agreement, the parties calculate their respective income tax liabilities and attributes as if each of them were a separate filer. If any tax attributes are used by another party to the Consolidated Tax Agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. During 2019, Bluegreen paid BVH approximately $13.0 million pursuant to the Consolidated Tax Agreement. Neither BVH nor Bluegreen made any payments to the other under the Consolidated Tax Agreement in 2020. The Consolidated Tax Agreement was terminated with respect to BBXI and its subsidiaries in connection with BVH’s spin-off of BBXI on September 30, 2020 as previously described.

In April 2015, a wholly owned subsidiary of Bluegreen provided an $80.0 million loan to BVH. Amounts outstanding on the loan bore interest at a rate of 6% per annum until April 17, 2020, at which time the interest rate was decreased to 4% per annum. Interest only payments were required on a quarterly basis, with all outstanding amounts becoming due and payable at maturity. During March 2020, the maturity date was extended from April 2020 to April 2021. During August 2020, BVH repaid the loan in full. During 2020 and 2019, Bluegreen recognized approximately $2.5 million and $4.8 million, respectively, of interest income on the loan.

During 2020 and 2019, Bluegreen paid subsidiaries of BVH approximately $1.5 million and $1.7 million, respectively, for management advisory, risk management, administrative and other services.

In addition, see (i) “The Merger – Background of the Merger” for a description of the previously contemplated statutory “short-form” merger involving Bluegreen and BVH during 2019 which was abandoned and terminated by BVH prior to its consummation and (ii) “The Merger – Interests of Certain Persons in the Merger” for information regarding executive officer and director overlap between BVH and Bluegreen and the control position of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise with respect to BVH and Bluegreen, indirectly through its control of BVH, both before and after the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

BVH Prior to the Merger

The following table sets forth, as of immediately prior to the completion of the Merger on May 5, 2021, certain information as to the beneficial ownership of BVH’s Class A Common Stock and Class B Common Stock by (i) each of BVH’s Named Executive Officers (as defined under Item 402 of Regulation S-K promulgated by the SEC) for the year ended December 31, 2020, (ii) each of BVH’s directors as of such date, (iii) all of BVH’s directors and executive officers as a group as of such date and (iv) all other persons known by management to own in excess of 5% of the outstanding shares of BVH’s Class A Common Stock or Class B Common Stock. Except as otherwise indicated, the information provided in the following table was obtained from filings with the SEC and BVH pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of BVH’s Class A Common Stock or Class B Common Stock which such person has or shares, directly or indirectly, voting or investment power, or which such person has the right to acquire beneficial ownership of at any time within 60 days (other than shares issuable in the Merger in respect of shares of Bluegreen’s common stock). As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, (i) each beneficial owner has sole voting and investment power over the shares beneficially owned and (ii) the address of each beneficial owner is c/o Bluegreen Vacations Holding Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. The notes referenced in the following table are included following the beneficial ownership table of “BVH Following the Merger” below.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
Levan BFC Stock Partners LP	1,2,3,6	—	336,915	2.1%	9.1%
Levan Partners LLC	1,2,3,6	986,197	141,577	7.2%	3.8%
Alan B. Levan	1,2,3,4,5,6	1,759,459	3,516,234	27.6%	95.2%
John E. Abdo	1,2,3,4	1,065,286	1,495,311	15.0%	40.5%
Jarett S. Levan	1,2,3,4,5,6	191,395	342,607	5.3%	18.3%
Seth M. Wise	1,2,3,6,7	197,445	335,158	3.3%	9.1%
Raymond S. Lopez	1	9,726	23,432	*	*
Darwin Dornbush		10,083	—	*	0.0%
Joel Levy		12,312	—	*	0.0%
William R. Nicholson		12,000	—	*	0.0%
Lawrence A. Cirillo		—	—	0.0%	0.0%
Angelo, Gordon & Co L.P.	8	1,152,122	—	7.4%	0.0%
Dr. Herbert A. Wertheim	1,9	793,632	83,290	5.6%	2.3%
All directors and executive officers of BVH as a group (8 persons)	1	3,257,706	3,539,666	35.5%	95.8%

BVH Following the Merger

The following table sets forth, as of immediately following the completion of the Merger on May 5, 2021 (and after giving effect to the shares issuable in the Merger to Bluegreen’s shareholders), certain information as to the beneficial ownership of BVH’s Class A Common Stock and Class B Common Stock by (i) each of BVH’s Named Executive Officers (as defined under Item 402 of Regulation S-K promulgated by the SEC) for the year ended December 31, 2020, (ii) each of BVH’s directors, including the six directors of Bluegreen who were appointed to BVH’s Board of Directors in connection with the consummation of the Merger, (iii) all of BVH’s directors and executive officers as a group and (iv) all other persons known by management to own in excess of 5% of the outstanding shares of BVH’s Class A Common Stock or Class B Common Stock. Except as otherwise indicated, the information provided in the following table was obtained from filings with the SEC and BVH pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of BVH’s Class A Common Stock or Class B Common Stock which such person has or shares, directly or indirectly, voting or investment power, or which such person has the right to acquire beneficial ownership of at any time within 60 days (including shares issuable in the Merger in respect of shares of Bluegreen’s common stock). As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, (i) each beneficial owner has sole voting and investment power over the shares beneficially owned and (ii) the address of each beneficial owner is c/o Bluegreen Vacations Holding Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
Levan BFC Stock Partners LP	1,2,3,6	—	336,915	1.8%	9.1%
Levan Partners LLC	1,2,3,6	986,197	141,577	6.1%	3.8%
Alan B. Levan	1,2,3,4,5,6	1,769,659	3,516,234	24.2%	95.2%
John E. Abdo	1,2,3,4	1,075,486	1,495,311	13.0%	40.5%
Jarett S. Levan	1,2,3,4,5,6	195,220	342,607	4.6%	18.3%
Seth M. Wise	1,2,3,6,7	201,270	335,158	2.9%	9.1%
Raymond S. Lopez	1	11,511	23,432	*	*
Darwin Dornbush		10,083	—	*	0.0%
Joel Levy		13,077	—	*	0.0%
William R. Nicholson		12,000	—	*	0.0%
Lawrence A. Cirillo		—	—	0.0%	0.0%
Arnold Sevell		7,395	—	*	0.0%
James R. Allmand, III		510	—	*	0.0%
Mark A. Nerenhausen		1,050	—	*	0.0%
Orlando Sharpe		1,785	—	*	0.0%
Norman H. Becker		1,204	—	*	0.0%
Angelo, Gordon & Co L.P.	8	1,152,122	—	6.3%	0.0%
All directors and executive officers of BVH as a group (14 persons)	1	3,300,250	3,539,666	31.3%	95.8%

*	Represents less than 1% of the class.
(1)

Shares of BVH’s Class B Common Stock are convertible on a share-for-share basis into shares of BVH’s Class A Common Stock at any time in the beneficial owner’s discretion. The number of shares of Class B Common Stock held by each beneficial owner and convertible within 60 days into shares of Class A Common Stock is not separately included in the “Class A Common Stock Ownership” column, but is included for the purpose of calculating the percent of Class A Common Stock held by each beneficial owner.

(2)	BVH may be deemed to be controlled by Messrs. Alan Levan, Abdo, Jarett Levan and Wise, who collectively may be deemed to have an aggregate beneficial ownership of shares of BVH’s Class A

Common Stock and Class B Common Stock representing approximately 79% of the total voting power of BVH’s common stock.
(3)

Mr. Alan Levan’s beneficial holdings include the 986,197 shares of Class A Common Stock and 141,577 shares of Class B Common Stock owned by Levan Partners LLC and the 336,915 shares of Class B Common Stock owned by Levan BFC Stock Partners LP. Mr. Alan Levan’s beneficial holdings also include 2,341 shares of Class A Common Stock and 240 shares of Class B Common Stock held of record by his wife, 7,344 shares of Class A Common Stock held through trusts for the benefit of his children and 78,700 of Class A Common Stock held by the Susie and Alan B. Levan Family Foundation. In addition, Mr. Alan Levan’s beneficial holdings of Class B Common Stock include the shares of Class B Common Stock held by Mr. Abdo, Mr. Jarett Levan and Mr. Wise, as described below.

(4)

Mr. Alan Levan and Mr. Abdo are parties to an agreement pursuant to which Mr. Abdo has granted to Mr. Alan Levan a proxy to vote the shares of Class B Common Stock that Mr. Abdo beneficially owns. As a result, the shares of Class B Common Stock beneficially owned by Mr. Abdo are included in Mr. Alan Levan’s beneficial holdings in the above tables. Mr. Abdo has also agreed not to sell any of his shares of Class B Common Stock without first converting those shares into shares of Class A Common Stock. Pursuant to the agreement, Mr. Alan Levan and Mr. Abdo have also agreed to vote their shares of Class B Common Stock in favor of the election of the other to BVH’s Board of Directors for so long as they are willing and able to serve as directors of BVH. The agreement also provides for Mr. Jarett Levan to succeed to Mr. Alan Levan’s rights under the agreement in the event of Mr. Alan Levan’s death or disability.

(5)

Mr. Alan Levan and Mr. Jarett Levan are parties to an agreement pursuant to which Mr. Jarett Levan has agreed to vote the shares of Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of Class B Common Stock. As a result, the shares of Class B Common Stock beneficially owned by Mr. Jarett Levan are included in Mr. Alan Levan’s beneficial holdings in the above tables. Mr. Jarett Levan has also agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of certain of his shares of Class B Common Stock into shares of Class A Common Stock. Pursuant to the agreement, Mr. Alan Levan and Mr. Jarett Levan have also agreed to vote their shares of Class B Common Stock in favor of the election of the other to BVH’s Board of Directors for so long as they are willing and able to serve as directors of BVH.

(6)

Mr. Jarett Levan and Mr. Wise are parties to an agreement pursuant to which Mr. Wise has agreed to vote the shares of Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of Class B Common Stock are voted. As a result of this agreement and the above-described agreement between Mr. Alan Levan and Mr. Jarett Levan, the shares of Class B Common Stock beneficially owned by Mr. Wise are included in Mr. Alan Levan’s beneficial holdings in the above tables. Mr. Wise has also agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock or convert such shares of Class B Common Stock into shares of Class A Common Stock, in each case, without first offering Mr. Jarett Levan the right to purchase such shares. Pursuant to the agreement, Mr. Jarett Levan and Mr. Wise have also agreed to vote, or cause to be voted, their shares of Class B Common Stock in favor of the election of the other to BVH’s Board of Directors for so long as they are willing and able to serve as directors of BVH.

(7)	Mr. Wise’s holdings of Class A Common Stock include 50 shares held in his spouse’s IRA which he may be deemed to beneficially own.
(8)

Based on the Schedule 13D/A (Amendment No. 2) filed jointly with the SEC on April 22, 2021 by Angelo, Gordon & Co., L.P. (“Angelo, Gordon & Co.”), AG Partners, LLC (“AG Partners”), JAMG LLC (“JAMG”), Josh Baumgarten and Adam Schwartz. The Schedule 13D/A reports that Angelo, Gordon & Co., AG Partners and JAMG have sole voting and dispositive power over all the shares and that Messrs. Baumgarten and Schwartz have shared voting and dispositive power over the shares. The address of the filers, as reported in the Schedule 13D/A, is 245 Park Avenue, 26th Floor, New York, New York 10167.

(9)

Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the Office of Thrift Supervision (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicated that Dr. Wertheim had no intention to directly or indirectly manage or control BVH. Dr. Wertheim’s mailing address, as reported by him, is 191 Leucadendra Drive, Coral Gables, Florida 33156.

Bluegreen Prior to the Merger

The following table sets forth, as of immediately prior to the completion of the Merger on May 5, 2021, certain information as to the beneficial ownership of Bluegreen’s common stock by (i) each of Bluegreen’s Named Executive Officers (as defined under Item 402 of Regulation S-K promulgated by the SEC) for the year ended December 31, 2020, (ii) each of Bluegreen’s directors, (iii) all of Bluegreen’s directors and executive officers as a group and (iv) all other persons known by management to own in excess of 5% of the outstanding shares of Bluegreen’s common stock at the time. Except as otherwise indicated, the information provided in the following table was obtained from filings with the SEC and Bluegreen pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of Bluegreen’s which such person had or shared, directly or indirectly, voting or investment power, or which such person had the right to acquire beneficial ownership of at any time within 60 days. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, each beneficial owner had sole voting and investment power over the shares beneficially owned. The address of each beneficial owner is 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. As previously described, as a result of the Merger, Bluegreen became an indirect wholly owned subsidiary of BVH, and all of the shares of Bluegreen’s common stock outstanding at the Effective Time of the Merger were canceled and (other than the shares owned by BVH, indirectly through its wholly owned subsidiary) converted into the right to receive 0.51 shares of BVH’s Class A Common Stock for each share of Bluegreen’s common stock. No consideration is issuable in the Merger in respect of the shares of Bluegreen’s common stock owned by BVH.

Name of Beneficial Owner	Notes	Common Stock Ownership	Percent of Common Stock
Alan B. Levan	(2)	67,281,010	92.8%
John E. Abdo	(2)	67,281,010	92.8%
James R. Allmand III		1,000	*
Norman H. Becker		—	0.0%
Lawrence A. Cirillo		—	0.0%
Darwin Dornbush		—	0.0%
Jarett S. Levan	(2)	67,286,510	92.8%
Joel Levy		1,500	*
Raymond S. Lopez		3,500	*
Mark A. Nerenhausen		1,000	*
William R. Nicholson		—	0.0%
Arnold Sevell		1,000	*
Orlando Sharpe		3,500	*
Dusty Tonkin		40,390	*
Seth M. Wise	(2)	67,286,510	92.8%
All directors and executive officers of Bluegreen as a group (20 persons)		67,386,050	93.0%
5% Shareholders (not included above):
Woodbridge Holdings Corporation	(1)(2)	67,261,010	92.8%

*	Represents less than 1% of the class.
(1)

Woodbridge is a wholly owned subsidiary of BVH. The number of shares beneficially owned by Woodbridge is as set forth in the Schedule 13G filed by Woodbridge and BVH with the SEC on February 8, 2018. Woodbridge and BVH disclosed in such Schedule 13G that they have shared voting and dispositive power over all 67,261,010 shares.

(2)

Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise may be deemed to control BVH by virtue of their collective ownership of shares of BVH’s Class A Common Stock and Class B Common Stock representing approximately 79% of the total voting power of BVH’s capital stock. As a result, the shares of Bluegreen’s common stock held by Woodbridge (and beneficially owned by BVH) are also included in the beneficial ownership of each of Mr. Alan Levan, Mr. Abdo, Mr. Jarett Levan and Mr. Wise.

LEGAL MATTERS

The validity of the securities to be issued in connection with the Merger and being offered by this prospectus will be passed upon for BVH by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida.

EXPERTS

The audited financial statements of Bluegreen Vacations Holding Corporation and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Bluegreen Vacations Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

BVH and Bluegreen are subject to the informational requirements of the Exchange Act and in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC electronically. These reports, proxy statements, information statements and other information filed electronically with the SEC are available on the SEC’s website at www.sec.gov. Each of BVH and Bluegreen also make available free of charge on or through its website at www.bvhcorp.com and www.bluegreenvacations.com, respectively, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed with or furnished to the SEC. The website addresses for the SEC, BVH and Bluegreen are inactive textual references and information on those websites is not incorporated by reference into or otherwise made a part of this prospectus.

As a result of the completion of the Merger, Bluegreen’s common stock will be deregistered under the Exchange Act. At such time, Bluegreen will cease to be subject to the informational requirements of the Exchange Act and, accordingly, no longer be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

BVH has filed with the SEC a Registration Statement on Form S-4, of which this prospectus is a part, under the Securities Act to register the shares of BVH’s Class A Common Stock issuable to Bluegreen’s shareholders in the Merger. The Registration Statement, including the exhibits thereto, contains additional relevant information about BVH and its Class A Common Stock. This prospectus does not contain all of the information set forth in the Registration Statement because certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the SEC. The Registration Statement may be accessed at the websites of the SEC and BVH as described above.

The SEC allows information to be “incorporated by reference” into this prospectus from certain documents previously filed by BVH and Bluegreen with the SEC. This means that important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information that BVH and Bluegreen (if applicable) files with the SEC will automatically update and supersede the information included in this. This document incorporates by reference the following documents previously filed with the SEC by BVH (File No. 001-09071) and Bluegreen (File No. 001-09292):

BVH’s SEC Filings

•	BVH’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021, and Amendment No. 1 thereto, filed with the SEC on April 30, 2021;

•	BVH’s Current Reports on Form 8-K, filed with the SEC on March 3, 2021, April 5, 2021, May 3, 2021 and May 5, 2021; and

•

the description of BVH’s Class  A Common Stock contained in BVH’s Registration Statement on Form 8-A, filed with the SEC on July 10, 2017, and any amendments to such Registration Statement filed subsequently thereto and other reports filed for the purpose of updating such description; and

Bluegreen’s SEC Filings

•	Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021, and Amendment No. 1 thereto, filed with the SEC on April 30, 2021;

•	Bluegreen’s Current Reports on Form 8-K, filed with the SEC on March 1, 2021, March 3, 2021, April 5, 2021, May 3, 2021 and May 5, 2021; and

•

the description of Bluegreen’s common stock contained in Bluegreen’s Registration Statement on Form S-1, filed with the SEC on October 23, 2017, and any amendments to such Registration Statement filed subsequently thereto and other reports filed for the purpose of updating such description.

In addition, any documents subsequently filed by BVH or Bluegreen under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act through May 5, 2021, the date on which the Merger was consummated, are incorporated by reference into this prospectus. Notwithstanding the foregoing, any information deemed “furnished” but not “filed” with the SEC, whether included in a document listed above or in a subsequent document in accordance with the preceding sentence, is not incorporated by reference herein.

Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the documents incorporated by reference into this prospectus from the SEC through its website at www.sec.gov. In addition, the documents incorporated by reference are available from BVH without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this prospectus. If you would like to request a copy of a document incorporated herein by reference from BVH, please send a request in writing or by telephone to BVH as follows:

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

Attention: Investor Relations

Telephone: (561) 912-8000

Annex A

Plan of Merger

Pursuant to Section 607.1104 of the Florida Business Corporation Act, as amended (the “FBCA”), the following Plan of Merger (“Plan”) is adopted on May 5, 2021 by the Board of Directors of Bluegreen Vacations Holding Corporation, a Florida corporation (“Parent”):

FIRST: As of the date hereof, Parent owns (a) 100% of the outstanding shares of common stock, par value $0.01 per share, of Woodbridge Holdings Corporation (“Woodbridge”), which is the only class of outstanding capital stock of Woodbridge, and (b) indirectly through Woodbridge, (i) approximately 93% of the outstanding shares of common stock, par value $0.01 per share (“Bluegreen Common Stock”), of Bluegreen Vacations Corporation, a Florida corporation (“Bluegreen”), which is the only class of outstanding capital stock of Bluegreen, and (ii) 100% of the outstanding shares of common stock, par value $0.01 per share (“Merger Sub Common Stock”), of BXG Acquisition Sub Corporation, a Florida corporation (“Merger Sub”), which is the only class of outstanding capital stock of Merger Sub.

SECOND: Subject to the terms and conditions of this Plan, Merger Sub shall be merged with and into Bluegreen in accordance with Section 607.1104 of the FBCA, and with the effects set forth in Section 607.1106 of the FBCA (the “Merger”). Bluegreen shall be the surviving corporation in the Merger, shall, by virtue of the Merger, become a wholly owned subsidiary of Woodbridge (and, accordingly, an indirect, wholly owned subsidiary of Parent), and shall continue to be governed by the laws of the State of Florida. The separate corporate existence of Merger Sub shall cease upon the effectiveness of the Merger.

THIRD: The Merger shall become effective upon the close of trading at 4:00 p.m., Eastern time, on the date of filing of the Articles of Merger related to the Merger with the Florida Department of State (such time of effectiveness, the “Effective Time”), which filing shall occur at such time as the Parent shall determine; provided, however, that the Articles of Merger shall not be filed with the Florida Department of State unless and until (a) the Registration Statement on Form S-4 registering the shares of Parent Class A Common Stock (as defined below) issuable to shareholders of Bluegreen in the Merger under the Securities Act of 1933, as amended, is declared effective by the Securities and Exchange Commission and (b) the shares of Parent Class A Common Stock issuable to shareholders of Bluegreen in the Merger are approved for listing on the New York Stock Exchange, subject to official notice of issuance.

FOURTH: The effects of the Merger on the shares of common stock of Bluegreen and Merger Sub outstanding at the Effective Time are as follows:

SECTION 1. CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Woodbridge, Bluegreen or Merger Sub, or the holders of any shares of capital stock of Parent, Woodbridge, Bluegreen or Merger Sub:

(a) Bluegreen Common Stock.

(i) Each share of Bluegreen Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and (other than shares held by Woodbridge) converted automatically into the right to receive 0.51 shares of Class A Common Stock, par value $0.01 per share, of Parent (such stock, the “Parent Class A Common Stock” and the shares thereof to which the shareholders of Bluegreen are entitled pursuant to the Merger in accordance herewith, the “Merger Consideration”). The exchange ratio of 0.51 shares of Parent Class A Common Stock for each share of Bluegreen Common Stock outstanding immediately prior to the Effective Time is sometimes hereinafter referred to as the “Exchange Ratio.” Notwithstanding the foregoing or anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Common Stock or book-entry credit of the same shall be issued or delivered in connection with the Merger. Rather, if a holder of Bluegreen Common Stock converted in the

Annex A-1

Merger into the right to receive shares of Parent Class A Common Stock would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all shares of Bluegreen Common Stock held by such shareholder), the aggregate number of shares of Parent Class A Common Stock to which such holder shall be entitled to receive as a result of the Merger will be rounded up to the next largest whole number.

(ii) Each share of Bluegreen Common Stock held by Woodbridge immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor.

(iii) After the Effective Time, there shall be no further registration or transfers on the stock transfer books of Bluegreen of shares of Bluegreen Common Stock outstanding immediately prior to the Effective Time other than to settle transfers of shares that occurred prior to the Effective Time.

(iv) Notwithstanding any provision of this Plan to the contrary, if between the date of this Plan and the Effective Time, the number of outstanding shares of Bluegreen Common Stock or Parent Class A Common Stock shall have been changed into a different number of shares or a different class or series by reason of any share dividend, subdivision, reclassification, recapitalization, split, split-up, combination, exchange of shares or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of such share dividend, subdivision, reclassification, recapitalization, split, split-up, combination, exchange of shares or similar transaction in order to provide the holders of Bluegreen Common Stock the same economic effect as contemplated by this Plan prior to such event.

(v) No dividends with respect to shares of Parent Class A Common Stock issued in the Merger shall be paid to the holder of any shares of Bluegreen Common Stock until such holder shall have properly completed, executed and delivered to the Exchange Agent (as defined below) the Letter of Transmittal (as defined below), entitling the holder to receive the Merger Consideration in accordance with Section 2 below. Thereafter, subject to the effect of escheat, tax or other applicable law, there shall be paid, without interest, to the record holder of the shares of Parent Class A Common Stock issued in exchange therefor (i) at the time of such valid delivery of the Letter of Transmittal, all dividends, if any, payable in respect of any such shares of Parent Class A Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such delivery and not previously paid and (ii) at the appropriate payment date, the dividends payable with respect to such shares of Parent Class A Common Stock with a record date after the Effective Time but prior to the time of such valid delivery of the Letter of Transmittal and with a payment date subsequent to such delivery.

(b) Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of Bluegreen, as the surviving corporation of the Merger, so that immediately following the Effective Time, Woodbridge (and, indirectly through Woodbridge, Parent) shall be the sole holder of all of the issued and outstanding capital stock of Bluegreen.

SECTION 2. EXCHANGE PROCEDURES.

(a) Exchange Agent; Deposit of Merger Consideration. Parent will, at or prior to the Effective Time, engage a third party exchange agent chosen by Parent to serve as the exchange agent for the Merger (the “Exchange Agent”) pursuant to an exchange agent engagement letter or similar agreement or instrument (the “Exchange Agent Agreement”). At or prior to the Effective Time, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Bluegreen Common Stock whose shares are converting into the right to receive the Merger Consideration at the Effective Time, shares of Parent Class A Common Stock (which may be in certificated form or non-certificated book-entry form in Parent’s discretion). Following the Effective Time, Parent agrees to

Annex A-2

make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividends to the extent expressly provided in Section 1(a)(iv) above. All shares of Parent Class A Common Stock and any dividends pursuant to Section 1(a)(iv) above deposited with the Exchange Agent are referred to as the “Exchange Fund.” The Exchange Agent shall use the Exchange Fund solely for the purpose of issuing the Merger Consideration and paying any dividends pursuant to Section 1(a)(iv) above.

(b) Issuance of Merger Consideration.

(i) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Bluegreen Common Stock immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1 above a customary letter of transmittal (the “Letter of Transmittal”), together with the Notice of Merger to be provided by Parent and instructions for completing, executing and delivering the Letter of Transmittal to the Exchange Agent in exchange for the right to receive the Merger Consideration to which such shareholder is entitled and, if applicable, dividends payable with respect thereto pursuant to Section 1(a)(iv) above. No interest shall be paid or accrued on any Merger Consideration or, if applicable, dividends payable with respect thereto pursuant to Section 1(a)(iv) above.

(ii) Upon delivery to the Exchange Agent of a properly completed and executed Letter of Transmittal, the shareholder will be entitled to receive, promptly thereafter from the Exchange Agent, the Merger Consideration to which such shareholder is entitled and, if applicable, any dividends payable with respect thereto pursuant to Section 1(a)(iv) above, which shall be deemed to have been issued in full satisfaction of all rights pertaining to the applicable shares of Bluegreen Common Stock. Until the Letter of Transmittal is validly completed, executed and delivered, each such share of Bluegreen Common Stock shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration to which such shareholder is entitled and, if applicable, dividends payable with respect thereto pursuant to Section 1(a)(iv) above.

(iii) If any Merger Consideration it to be registered in the name of, or payment is to be made to, an individual or entity (a “Person”) other than the Person in whose name the applicable share of Bluegreen Common Stock was registered, it shall be a condition of such registration or payment that the Person requesting the same pay any transfer or other similar taxes required by reason of the registration of the share(s) of Parent Class A Common Stock in the name of, or the making of the payment to, a Person other than the registered holder, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. Any registration of Parent Class A Common Stock in the name of a Person other than the registered holder of the applicable Bluegreen Common Stock shall also require, as a condition thereto, proper endorsement and/or evidence of transfer satisfactory to the Exchange Agent and/or Parent.

(iv) Any portion of the Merger Consideration and, if applicable, any dividends payable with respect thereto pursuant to Section 1(a)(iv) above that remain unclaimed by the former shareholders of Bluegreen as of the six-month anniversary of the Effective Time shall be returned to Parent. In such event, any former shareholders of Bluegreen entitled to the Merger Consideration who have not theretofore complied with the procedures for receiving the Merger Consideration shall thereafter look only to Parent with respect to the Merger Consideration and any dividends to which they are entitled. Notwithstanding the foregoing, none of Parent, Woodbridge, Bluegreen, Merger Sub, the Exchange Agent or any other Person shall be liable to any former shareholder of Bluegreen or any affiliate or representative thereof for any amount delivered in good faith to a public official or governmental authority pursuant to applicable abandoned property, escheat or similar laws. If any Merger Consideration or other amounts payable hereunder is not validly claimed prior to the date that is seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration or other

Annex A-3

amounts payable hereunder would otherwise escheat to, or become the property of, any public official or governmental authority), any such Merger Consideration and other amounts shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(v) The Exchange Agent (or, subsequent to the earlier of (x) the six-month anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Bluegreen Common Stock pursuant to this Plan such amounts as is required to be deducted and withheld under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law (and to the extent deduction and withholding is required, such deduction and withholding shall be taken in cash or shares of Parent Class A Common Stock, as determined by Parent in its sole discretion). To the extent amounts are so withheld and timely paid over to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the holder of shares of Bluegreen Common Stock in respect of whom such deduction and withholding was made. If withholding is taken in shares of Parent Class A Common Stock, Parent or the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate governmental authority.

FIFTH: Neither Bluegreen’s or Parent’s shareholders are entitled to appraisal or dissenters’ rights in connection with the Merger under the FBCA.

SIXTH: The directors of Merger Sub immediately prior to the Effective Time shall become the directors of Bluegreen immediately following the Effective Time and shall serve as directors of Bluegreen until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of Bluegreen, in each case, as amended and/or amended and restated, and the FBCA. Any director of Bluegreen as of immediately prior to the Effective Time that is not also a director of Parent at that time shall become a director of Parent at the Effective Time. The officers of Bluegreen immediately prior to the Effective Time shall be, in the same capacities, the officers of Bluegreen immediately following the Effective Time (unaffected by the Merger) and shall continue as such until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, in accordance with the applicable provisions of the Articles of Incorporation and Bylaws of Bluegreen, in each case, as amended and/or amended and restated, and the FBCA. The Articles of Incorporation of Bluegreen, as amended and/or amended and restated and in effect immediately prior to the Effective Time, shall remain the Articles of Incorporation of Bluegreen (unaffected by the Merger), until thereafter amended as provided therein and in accordance with the FBCA. The Bylaws of Bluegreen, as amended and/or amended and restated and in effect immediately prior to the Effective Time, shall remain the Bylaws of Bluegreen (unaffected by the Merger), until thereafter amended as provided therein and in the Articles of Incorporation of Bluegreen, as amended and/or amended and restated (if applicable), and in accordance with the FBCA.

SEVENTH: Notwithstanding its execution of this Plan, the Parent, in its sole discretion, has the absolute right to abandon the Plan and cause the Merger not to be effected at any time prior to the Effective Time, including, but not limited to, in the event of pending or threatened litigation relating to the Merger.

[SIGNATURE PAGE FOLLOWS]

Annex A-4

IN WITNESS WHEREOF, Parent has caused this Plan to be executed by its duly authorized officer as of the date first above written.

BLUEGREEN VACATIONS HOLDING CORPORATION, a Florida corporation

By:	/s/ Raymond S. Lopez
Raymond S. Lopez
Chief Financial Officer

Annex A-5